As filed with the U.S. Securities and Exchange Commission on December 6, 2023

File No. 812-[            ]

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Application Pursuant to Sections 6(c) and 23(c)(3) of the Investment Company Act of 1940

(the “Act”) for an Order Granting Certain Exemptions from the Provisions of Rule 23c-3 thereunder

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of the Application of:

Nuveen Enhanced Floating Rate Income Fund

333 West Wacker Drive

Chicago, Illinois 60606

and

Nuveen Fund Advisors, LLC

333 West Wacker Drive

Chicago, Illinois 60606

and

Nuveen Asset Management, LLC

333 West Wacker Drive

Chicago, Illinois 60606

and

Nuveen Securities, LLC

333 West Wacker Drive

Chicago, Illinois 60606

Please send all communications, notices and orders regarding this Application to:

Mark L. Winget

Vice President and Secretary

333 West Wacker Drive

Chicago, Illinois 60606

mark.winget@nuveen.com

With copies to:

Joel D. Corriero, Esq.

Stradley Ronon Stevens & Young, LLP

2005 Market Street

Suite 2600

Philadelphia, Pennsylvania 19103

jcorriero@stradley.com

Page 1 of 58 sequentially numbered pages (including exhibits)

File No. 812-[            ]

I.     THE PROPOSAL

Nuveen Enhanced Floating Rate Income Fund (the “Fund”) is a newly organized Massachusetts business trust registered under the Investment Company Act of 1940, as amended (the “Act”), as a diversified, closed-end management investment company that will be operated as an interval fund. The Fund is advised by Nuveen Fund Advisors, LLC (“Nuveen Fund Advisors”) and sub-advised by Nuveen Asset Management, LLC (“Nuveen Asset Management” and together with Nuveen Fund Advisors, the “Adviser”). Nuveen Securities, LLC (the “Distributor”) is the principal underwriter and distributor of the Fund’s shares. The Fund, the Adviser and the Distributor are referred to herein as the “Applicants.”

The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) pursuant to Sections 6(c) and 23(c)(3) of the Act for an exemption from certain provisions of Rule 23c-3 under the Act to permit the Fund to make repurchase offers to its common shareholders every month and to provide notification to its common shareholders of an upcoming repurchase offer no less than seven and no more than fourteen calendar days in advance of the repurchase request deadline.

Applicants request that the Order also apply to any registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser, or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,1 acts as an investment adviser, and which operates as an interval fund pursuant to Rule 23c-3 under the Act (each a “Future Fund” and, together with the Fund, the “Funds”). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this application (the “Application”). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant. Unless otherwise provided relief, the Fund will comply with all other provisions of Rule 23c-3. Terms as used in this Application that are defined in Rule 23c-3 have the same meaning as they are given in Rule 23c-3.

II.   STATEMENT OF FACTS

A.	Nuveen Enhanced Floating Rate Income Fund

The Fund is a newly organized Massachusetts business trust registered under the Act as a diversified, closed-end management investment company that will be operated as an interval fund pursuant to Rule 23c-3 under the Act. The Fund’s principal investment objective is to seek a high level of current income and the secondary investment objective of the Fund is to seek capital appreciation. Common shares of the Fund are offered on a continuous basis at net asset value per share plus the applicable sales load, if any, and are not offered or traded in the secondary market and are not listed on any exchange or quoted on any quotation medium.

The Fund will be operated as an interval fund pursuant to Rule 23c-3 under the Act and may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with the Fund’s periodic repurchase offers, exchange their shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the Act and continuously offer their shares at net asset value, that are in the Fund’s group of investment companies (collectively, the “Other Funds”). Shares of any of the Funds

1 A successor in interest is limited to an entity that results from reorganization into another jurisdiction or a change in the type of business organization.

operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the Act. Any exchange option will comply with Rule 11a-3 under the Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3 under the Act, the Fund will treat an early withdrawal charge as if it were a contingent deferred sales load (“CDSL”).2

As further discussed below, the Fund seeks an Order to make offers to repurchase a portion of its common shares at one-month intervals, rather than the “periodic intervals” (three, six or twelve months) specified by Rule 23c-3, and to notify common shareholders seven to fourteen calendar days in advance of the repurchase request deadlines, rather than the “no less than twenty-one and no more than forty-two days before each repurchase request deadline” specified by Rule 23c-3. In connection with making monthly repurchases with modified notice provisions, the Fund will be subject to conditions (as described herein) such that the aggregate percentage of common shares subject to repurchase in any three-month period will not exceed 25% of the Fund’s outstanding common shares and payment for such common shares will occur at least five business days before notification of the next repurchase offer.

The Fund’s Board of Trustees has adopted a fundamental policy of making quarterly repurchase offers. To the extent the Fund receives the requested Order, the Fund’s Board of Trustees may, in the future, determine to adopt a fundamental policy of making monthly repurchase offers. Prior to relying on the requested Order, the Fund will obtain the approval of a majority of the Fund’s outstanding voting securities to adopt a fundamental policy to permit monthly repurchase offers.3 If the Fund relies on the requested Order, the Fund will disclose in its prospectus and annual reports its fundamental policy to make monthly offers to repurchase a portion of its common shares at net asset value, less deduction of a repurchase fee, if any, as permitted by Rule 23c-3(b)(1), and the imposition of early withdrawal charges as permitted pursuant to the Multi-Class Order (as defined below). The Fund’s fundamental policies with respect to repurchase offers, including the periodic repurchase offer interval, will be changeable by majority vote of the holders of the Fund’s outstanding voting securities. Monthly repurchase offers shall be for an amount not less than 5% nor more than 25% of the common shares outstanding during any three month period in accordance with any exemptive relief granted by the Commission.4 The Fund’s fundamental policies will also specify the means to determine the dates of the repurchase request deadlines and the maximum number of days between each repurchase request deadline and the repurchase pricing date as required by Rule 23c-3(b)(2)(i)(C) and (D) and in accordance with Rule 23c-3(a)(5).5 The Fund’s repurchase pricing date normally will be the same

2 A CDSL, assessed by an open-end fund pursuant to Rule 6c-10 of the Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, the early withdrawal charge will likewise be a distribution-related charge payable to the Distributor as distinguished from a repurchase fee which is payable to a Fund to reimburse a Fund for costs incurred in liquidating securities in the Fund’s portfolio.

3 In the case of a Future Fund that has not yet offered its shares to the public, the Future Fund will obtain the approval of its sole initial shareholder to adopt a fundamental policy to permit monthly repurchase offers. In the case of a Future Fund that seeks to adopt a fundamental policy of making monthly repurchase offers after selling shares to the public, the Future Fund will obtain the approval of a majority of the Fund’s outstanding voting securities to the adoption of such policy.

4 Applicants agree that, as a condition to the relief requested in this Application, the repurchase offer amount for the then-current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then current monthly period, will not exceed 25% of its outstanding common shares, subject to any additional tendered common shares repurchased pursuant to Rule 23c-3(b)(5). The Fund may repurchase additional tendered common shares pursuant to Rule 23c-3(b)(5) only to the extent the percentage of additional common shares so repurchased does not exceed 2% in any three-month period.

5 A Future Fund that relies on the exemptive relief requested hereby will have fundamental investment policies in compliance with Rule 23c-3(b)(2)(i), as modified by the requested Order, which will include the date of repurchase request deadlines or the means of determining the repurchase request deadlines and the maximum number of days between each repurchase request deadline and the next repurchase pricing date (as required by Rule 23c-3(b)(2)(i)(C) and (D) and in accordance with Rule 23c-3(a)(5)). A Future Fund’s repurchase pricing date normally will be the same date as the repurchase request deadline and pricing will be determined after close of business on that date. A Future Fund will disclose in its prospectus and annual reports its fundamental policy to make monthly offers to repurchase a portion of its common shares at net asset value, less deduction of a repurchase fee, if any, as permitted by Rule 23c-3(b)(1). A Future Fund’s fundamental policies with respect to repurchase offers, date as the repurchase request deadline and pricing will be determined after the close of business on that date.

The Fund intends to offer one class of common shares upon commencement of operations: Class I common shares (“Class I Shares”). The Fund intends in the future to rely on an exemptive order (“Multi-Class Order”) from the SEC that permits the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal fees.6 From time to time the Fund may create additional classes of shares, the terms of which may differ from the Fund’s Class I Shares in the following respects: (i) the amount of fees permitted by a distribution and service plan as to such class; (ii) voting rights with respect to a distribution and service plan as to such class; (iii) different class designations; (iv) the impact of any class expenses directly attributable to a particular class of shares allocated on a class basis as described in the Multi-Class Order; (v) differences in any dividends and net asset values per share resulting from differences in fees under a distribution and service plan or in class expenses; (vi) any early withdrawal charge or other sales load structure; (vii) all shares will be offered to the public at net asset value plus any applicable sales charge; and (viii) any exchange or conversion features, in each case, as permitted under the Act.

B.	Nuveen Fund Advisors, LLC

Nuveen Fund Advisors is a limited liability company organized under the laws of the state of Delaware. Nuveen Fund Advisors serves as investment adviser to the Fund. Nuveen Fund Advisors is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Nuveen Fund Advisors will provide services to the Fund pursuant to an investment management agreement between the Fund and Nuveen Fund Advisors. Under the investment management agreement, subject to the supervision and direction of the Fund’s Board of Trustees, Nuveen Fund Advisors will have overall responsibility for the management of the Fund. Nuveen Fund Advisors will oversee all investment advisory and portfolio management services and assists in managing and supervising all aspects of the general day-to-day business activities and operations of the Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services.

C.	Nuveen Asset Management, LLC

Nuveen Asset Management is a limited liability company organized under the laws of the state of Delaware. Nuveen Asset Management serves as sub-adviser to the Fund and is a subsidiary of Nuveen Fund Advisors. Nuveen Asset Management is registered with the Commission as an investment adviser under the Advisers Act.

Nuveen Asset Management will provide services to the Fund pursuant to a sub-advisory agreement between Nuveen Fund Advisors and Nuveen Asset Management. Under the sub-advisory agreement, subject to the supervision and direction of the Fund’s Board of Trustees, Nuveen Asset Management will manage the Fund’s portfolio in accordance with the Fund’s investment objective and policies, make investment decisions for the Fund, place orders to purchase and sell securities, and employ professional portfolio managers and securities analysts who provide research services to the Fund.

D.	Nuveen Securities, LLC

including the periodic offer interval, will be changeable only by majority vote of the holders of such Future Fund’s outstanding voting securities. Under a Future Fund’s fundamental policy, the repurchase offer amount will be determined by such Future Fund’s Board of Trustees prior to each repurchase offer and will not be less than 5% of its outstanding common shares on the repurchase request deadline. Applicants agree that, as a condition to the relief requested in this application, the repurchase offer amount for the then current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then-current monthly period, will not exceed 25% of its outstanding common shares, subject to any additional tendered common shares repurchased pursuant to Rule 23c-3(b)(5). A Future Fund may repurchase additional tendered common shares pursuant to Rule 23c-3(b)(5) only to the extent the percentage of additional common shares so repurchased does not exceed 2% in any three-month period.

6 In the Matter of Nuveen Floating Rate Fund, et al., Rel. No. IC-24066 (October 8, 1999) (notice), Rel. No. IC-24114 (October 27, 1999) (order).

The Distributor is a Delaware limited liability company and affiliate of the Adviser. The Distributor is a broker-dealer registered with the Commission and a member of FINRA.

The Distributor will act as the distributor of Shares for the Fund on a best efforts basis, subject to various conditions, pursuant to the terms of the distribution agreement with the Fund. The Distributor is not obligated to sell any specific amount of Shares of the Fund.

Shares will also be offered through other brokers or dealers that will have entered into selling agreements with the Distributor. The Distributor may reallocate the full amount of the sales load to the brokers or dealers that offer shares of the Fund. The actual front- end sales load paid by investors may vary among and within selling agents.

E.	Other Requirements for a Rule 23c-3 Fund

Rule 23c-3(b)(4) requires that common shareholders be provided with notification of each quarterly repurchase offer no less than twenty-one and no more than forty-two days before each repurchase request deadline. If the relief requested herein is obtained, however, the Fund, upon commencing monthly repurchase offers, will provide (and any Future Fund will provide) common shareholders with notification of each monthly repurchase offer no less than seven and no more than fourteen days before each repurchase request deadline. The Fund’s notification will include (and any Future Fund’s notification will include), all information required by Rule 23c-3(b)(4)(i). Applicants agree that, as a condition of the relief requested in this application, the Fund, upon commencing monthly repurchase offers, will make (and any Future Fund will make) payment for common shares repurchased in the previous month’s repurchase offer at least five business days before sending notification of the next repurchase offer. The Fund, upon commencing monthly repurchase offers, will file (and any Future Fund will file), copies of the notification with the Commission, together with Form N-23c-3, within three business days after sending the notification to common shareholders as required by Rule 23c-3(b)(4)(ii).

Pursuant to Rule 23c-3(b)(1), the Fund, upon commencing monthly repurchase offers, will repurchase (and any Future Fund will repurchase), common shares for cash at the net asset value determined on the repurchase pricing date and will pay the holders on or before the “repurchase payment deadline,”7 which will be no later than seven calendar days after the “repurchase pricing date,” unless the offer is suspended or postponed as provided in Rule 23c-3(b)(3). Upon commencing monthly repurchase offers, the Fund intends to make payment by the fifth business day or seventh calendar day (whichever period is shorter) following the repurchase pricing date. The Fund and a Future Fund may deduct a repurchase fee in an amount not to exceed 2% from the repurchase proceeds payable to tendering common shareholders, in compliance with Rule 23c-3(b)(1), and then only to the extent such repurchase fee is reasonably intended to compensate the Fund (and any Future Fund) for expenses directly related to the repurchase. Such a fee would be in addition to the early withdrawal charges the Fund (or any Future Fund relying on the Multi-Class Order or similar relief) may charge pursuant to the Multi-Class Order or similar relief. The Fund, upon commencing monthly repurchase offers, will not condition (and any Future Fund will not condition), a repurchase offer upon tender of any minimum amount of common shares. The Fund, upon commencing monthly repurchase offers, will comply (and any Future Fund will comply), with the pro ration and other allocation requirements applicable if common shareholders tender more than the repurchase offer amount in accordance with Rule 23c-3(b)(5). The Fund, upon commencing monthly repurchase offers, will permit (and any Future Fund will permit), tenders to be withdrawn or modified at any time until the repurchase request deadline, but will not permit tenders to be withdrawn or modified thereafter in accordance with Rule 23c-3(b)(6). The Fund, upon commencing monthly repurchase offers, will compute (and any Future Fund will compute), the net asset value for its common shares in accordance with Rule 23c-3(b)(7). The Fund (and any Future Fund) will not

7 Rule 23c-3(a)(4).

suspend or postpone a repurchase offer except pursuant to the vote of a majority of its trustees, including a majority of its Disinterested Trustees (as defined below), and only under the limited circumstances specified by Rule 23c-3(b)(3)(i). At least a majority of the trustees of the Fund will be (and at least a majority of trustees of any Future Fund will be) persons who are not interested persons of the Fund (or a Future Fund, as applicable) within the meaning of Section 2(a)(19) of the Act (“Disinterested Trustees”), and the selection or nomination of those trustees is, in the case of the Fund, or will be, in the case of any Future Fund, committed to the discretion of the Disinterested Trustees in accordance with Rule 23c-3(b)(8)(i). The Fund (and any Future Fund) will comply with Rule 23c-3(b)(8)’s requirements with respect to its Disinterested Trustees and their legal counsel. Any senior security issued by the Fund (and any Future Fund) or other indebtedness of the Fund (and any Future Fund) will either mature by the next repurchase pricing date or provide for the Fund’s (or Future Fund’s, as applicable) ability to call, repay of redeem such senior security or other indebtedness by the repurchase pricing date, either in ‘whole or in part without penalty or premium, as necessary to permit the Fund (or Future Fund, as applicable) to complete the repurchase offer in such amounts, as the trustees have determined, in compliance with the asset coverage requirements of Section 18 of the Act and in accordance with Rule 23c-3(b)(9).

In accordance with Rule 23c-3(b)(10), from the time the Fund (or any Future Fund) sends its notification to common shareholders of the repurchase offer, which shall be sent in compliance with the requirements of Rule 23c-3(b)(4) as modified by the requested Order, until the repurchase pricing date, a percentage of such fund’s assets equal to at least 100% of the repurchase offer amount will consist of: (1) assets that can be sold or disposed of in the ordinary course of business at approximately the price at which such fund has valued such investment, within a period equal to the period between the repurchase request deadline and the repurchase payment deadline, or (2) assets that mature by the next repurchase payment deadline; and in the event the Fund’s (or any Future Fund’s) assets fail to comply with this requirement, the Board of Trustees of such fund will cause such fund to take such action as it deems appropriate to ensure compliance. The Fund’s Board of Trustees will adopt (and any Future Fund’s Board of Trustees will adopt) written procedures reasonably designed, taking into account current market conditions and such fund’s investment objectives, to ensure that such fund’s portfolio assets are sufficiently liquid so that the Fund (and any Future Fund, as applicable) can comply with its fundamental policy on repurchases and with the liquidity requirements described above. The Fund’s Board of Trustees (and any Future Fund’s Board of Trustees) will review the overall composition of the portfolio and make and approve such changes to the procedures as it deems necessary. Applicants believe the Fund’s portfolio can be (and any Future Fund’s portfolio will be) managed to provide ample liquidity for its proposed monthly repurchase offers in accordance with the requirements of Rule 23c-3(b)(10).

The Fund and the Distributor will (and any Future Fund and any respective underwriter for such fund will) comply as if the Fund (and any Future Fund, as applicable) was an open-end investment company, with the provisions of Section 24(b) of the Act and the rules thereunder with respect to any advertisement, pamphlet, circular, form letter, or other sales literature addressed to, of intended for distribution to, prospective investors in accordance with Rule 23c-3(b)(11).

III. EXEMPTIONS REQUESTED

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase any securities of any class of which it is the issuer except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased. Repurchase offers made pursuant to the exception which permits closed-end funds to make repurchases pursuant to tender offers are considered issuer tender offers and thus, absent further relief, must comply with the requirements of the tender offer rules under the Securities Exchange

Act of 1934, as amended (the “Exchange Act”), including Rules 13e-4 and 14e-1.

The Commission also may exempt closed-end issuer repurchases from the prohibitions in Section 23(c) pursuant to Section 23(c) (3). Rule 23c-3 provides such an exemption as it permits a registered closed-end investment company to make repurchase offers for its common stock at net asset value at periodic intervals pursuant to a fundamental policy of the investment company. “Periodic interval” is defined in Rule 23c-3(a)(1) as an interval of three, six or twelve months. Rule 23c-3(b)(4) requires that notification of each repurchase offer be sent to common shareholders no less than 21 calendar days and no more than 42 calendar days before the repurchase request deadline. Rule 23c-3(a)(3) provides that a repurchase offer amount may be between 5% and 25% of the common stock outstanding on the repurchase request deadline. At the time the Commission adopted Rule 23c-3, corresponding amendments to Rules 10b-68 and 13e-4 of the Exchange Act and Regulation 14E of the Exchange Act were also adopted, exempting repurchase offers pursuant to Rule 23c-3 from most of the provisions of those rules.9

Applicants request an order pursuant to Sections 6(c) and 23(c) of the Act exempting them from the definition of “periodic interval” under Rule 23c-3(a)(1) that would permit the Fund (and any Future Fund) to rely on the relief provided by Rule 23c-3 while making repurchase offers on a monthly basis. Applicants also request an exemption from the notice provisions of Rule 23c-3(b)(4) to permit the Fund (and any Future Fund) to send notification of an upcoming repurchase offer to common shareholders at least seven but no more than fourteen calendar days in advance of the repurchase request deadline.10

IV. COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) of the Act provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

V.  DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management (the “Division”) recognized

8 Rule 102(b)(2) of Regulation M continues this exception.

9 Subsequently, the Commission also added paragraph (a)(1)(xi) to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), in order to permit closed-end funds relying on Rule 23c-3 to make continuous or delayed offerings.

10 Based on the requested relief the Fund (or any Future Fund) will be able to rely on the exemptions provided under Exchange Act and Securities Act rules for repurchase offers made in accordance with Rule 23c-3.

that the Act imposes a rigid classification system that dictates many important regulatory consequences.11 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity a fund’s shareholders will have, and thus the liquidity required of a fund’s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this dual system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the Division determined that, given the changes in the securities market since 1940—in particular the emergence of semi-liquid investment opportunities—it was appropriate to re-examine the classification system and its regulatory requirements.12

The one exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.13 The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.14 The Division thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.15 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.16

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.17 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Precedent exists for the granting of exemptive relief to permit funds other than “prime rate” interval funds to engage in repurchases on a monthly basis.18

11 SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation (May 1992) at 421.

12 Id. at 424.

13 Id. at 439-40.

14 Id. at 424.

15 Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).

16 Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.

17 Protecting Investors at 439-40; Proposing Release at 27.

18 In the Matter of Arca U.S. Treasury Fund and Arca Capital Management, LLC, Rel. No. IC-34935 (June 2, 2023) (notice) and Rel. No. IC-34952 (June 28, 2023) (order) (“Arca”). In the Matter of Voya Senior Income Fund, et al., Rel. No. IC-34609 (June 3, 2022) (notice) and Rel. No. IC-34640 (June 29, 2022) (order) (“Voya”); In the Matter of Lord Abbett Floating Rate

B.	Monthly Repurchases

Applicants request an order pursuant to Sections 6(c) and 23(c) of the Act exempting them from Rule 23c-3(a)(1) solely to the extent necessary to permit the Fund (and any Future Fund) to make monthly repurchase offers. Applicants also request an exemption from the notice provisions of Rule 23c-3(b)(4) solely to the extent necessary to permit the Fund (and any Future Fund) to send notification of an upcoming repurchase offer to shareholders at least seven days but not more than fourteen days in advance of the repurchase request deadline. In Applicants’ view, this modification would enhance, rather than diminish, the investor benefits provided by Rule 23c-3 and is consistent with the public interest and investor protection. As long as the Fund (and any Future Fund), as supervised by its Board of Trustees, can make monthly repurchase offers pursuant to the modified notification requirements requested herein and otherwise comply with the remainder of Rule 23c-3, including its requirements with respect to liquidity—and Applicants believe the Fund (and any Future Fund) will be able to do so—there is no public interest nor investor protection concern that justifies prohibiting monthly repurchase offers.

In the rulemaking proceeding in which Rule 23c-3 was adopted, certain commenters requested that a provision for monthly repurchases be incorporated in the final Rule. At the time of adoption, the Commission declined to do so. The Commission was concerned that shorter repurchase intervals would not be compatible with the notification requirement in paragraph (b)(4) of the Rule because a fund would need to send out a notification for a repurchase offer before it had completed the previous offer.19 Applicants believe that this concern should not deter the Commission from granting the relief requested in this case. First, it is understandable that, in its initial efforts to “chart new territory,” the Commission was reluctant to provide too many options. Regulatory prudence might well have dictated adopting a more limited rule and considering more flexible proposals on a case-by-case basis. Second, it is significant that the reason given is one of logistics rather than substance. In fact, as discussed below, the logistical concern mentioned would not pertain to Applicants’ proposal.

Rule 23c-3(b)(4) requires that notification of each repurchase offer be sent to common shareholders no less than 21 days and no more than 42 days before the repurchase request deadline. In order to prevent any overlap between payment for a repurchase and notification of the next month’s repurchase offer or resulting investor confusion, Applicants request an exemption from the notice provisions of Rule 23c-3(b)(4) to the extent necessary to permit the Fund (and any Future Fund) to send notification of an upcoming repurchase offer to common shareholders at least seven calendar days, but not more than fourteen calendar days, in advance of the repurchase request deadline. Because the Fund, upon commencing monthly repurchase offers, intends (and any Future Fund intends) to price on the repurchase request deadline, and pay by the fifth business day or seventh calendar day (whichever period is shorter) following the repurchase pricing date (and, in any event, no later than seven calendar days after the repurchase pricing date), this proposed timing will ensure that common shareholders have received payment in full for any repurchases before receiving notification of the next repurchase offer. The entire repurchase procedure will be completed before the next notification is sent out, thus avoiding any overlap. Applicants believe that these procedures will eliminate any possibility of

High Income Fund, et al., Rel. No. IC-34308 (June 22, 2021) (notice) and Rel. No. IC-34336 (July 19, 2021) (order) (“Lord Abbett”). In the Matter of Aspiriant Defensive Allocation Fund, et. al., Rel. No. IC-33924 (July 10, 2020) (notice) and Rel. No. IC-33961 (July 31, 2020) (order) (“Aspiriant”). In the Matter of Weiss Strategic Interval Fund, et al., Rel. No. IC-33101 (May 21, 2018) (notice), Rel. No. IC-33124 (June 18, 2018) (order) (“Weiss”). In the Matter of Blackstone / GSO Floating Rate Enhanced Income Fund, et al., Rel. No. IC-32866 (Oct. 23, 2017) (notice), Rel. No. IC-32902 (Nov. 20, 2017) (order) (“Blackstone”). In the Matter of Van Kampen Asset Management, et al., Rel. No. IC-27317 (May 12, 2006) (notice), Rel. No. IC-27390 (June 7, 2006) (order) (“Van Kampen”). In the Matter of CypressTree Asset Management Corporation Inc., et al., Rel. No. IC-23020 (Feb. 4, 1998) (notice), Rel. No. IC-23055 (Mar. 3, 1998) (order) (“CypressTree”). In the Matter of ING Pilgrim Investments. LLC, et al., Rel. No. IC-25167 (Sep. 21, 2001) (notice), Rel. No. IC-25212 (Oct. 17, 2001) (order) (“Pilgrim Investments”).

19 See Adopting Release at 28-29.

investor confusion from monthly repurchases.

The Fund’s prospectus will provide (and any Future Fund’s prospectus will provide) a clear explanation of the repurchase program. Moreover, shareholders in the Fund and any Future Fund that seeks shareholder approval to adopt or change a fundamental policy to permit monthly repurchase offers will receive full disclosure in the proxy materials sent to obtain the requisite shareholder approval. Applicants expect that, before long, the monthly repurchase opportunity will become as routine in the shareholder’s mind as daily redemptions, and that the significance of the notification will diminish. Thus, any remote possibility of investor confusion due to the proximity in time of the repurchase payment deadline to the sending of the next notification will be adequately dealt with by disclosure.

Finally, upon commencing monthly repurchase offers, the Fund’s (and any Future Fund’s) procedures will provide that the Fund’s Board of Trustees (and any Future Fund’s Board of Trustees) will be informed of the number of repurchase requests made in the previous repurchase offer—which repurchases will have been completed—at the time such fund’s Board of Trustees determines the repurchase offer amount for the current month. This will enable the Fund’s Board of Trustees (and any Future Fund’s Board of Trustees) to take that information, as well as relevant liquidity reports from the portfolio manager, into account in setting the repurchase offer amount.

Applicants believe that monthly rather than quarterly repurchases offer many benefits and therefore would be in the public interest and in the common shareholders’ interests and be consistent with the policies underlying Rule 23c-3. Rule 23c-3 currently permits periodic repurchase offers no more frequently than once every three months, but monthly repurchases would provide significant benefits to common shareholders because their investments will be more liquid than an investment in a fund conducting only quarterly repurchase offers. Investors also will be better able to manage their investments and plan transactions because they will know that, if they decide to forego a repurchase offer, they only need to wait one (rather than three) months for the next offer. Applicants believe the requested relief allowing monthly repurchases provides the public marketplace and the Fund (and any Future Fund) common shareholders with more investment options. Finally, consistent with Section 23(c)(3), monthly repurchase offers will be made available to all common shareholders and thus, will not unfairly discriminate against any holders of the common shares to be purchased.

For all of these reasons, Applicants believe that the requested relief is “appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the Act. Because the Fund will describe (and any Future Fund will describe) its repurchase policy fully in its prospectus and annual report, shareholders and potential investors will have available all information about the Fund (and any Future Fund) and its differences from a traditional open-end fund and traditional closed-end fund. Finally, because the requested Order will increase the investment alternatives available to investors, the requested Order is appropriate in the public interest. Because the monthly repurchase offers will be made available to all common shareholders and otherwise comply with the requirements of Rule 23c-3 (except as it relates to the imposition of early withdrawal fees), the repurchase offers will not be made in a manner or on a basis which unfairly discriminates against holders of the common shares to be purchased.

Applicants believe that there is precedent for the requested relief and that monthly repurchases are consistent with the policies underlying Rule 23c-3. The Commission has granted exemptive relief under Rule 23c-3 to permit other interval funds to make monthly repurchase offers under modified notice procedures.20 Under the Weiss and Blackstone orders, closed-end funds operating as interval funds sought to make monthly repurchase offers of not less than 5% of their outstanding common shares but not more than 25% in any three month period pursuant to modified notice procedures under Rule 23c-3. Under the Van

20 See Weiss supra at note 18, See Blackstone supra at note 18, See Van Kampen supra at note 18, See Pilgrim Investments supra at note 18. See also CypressTree, supra at note 18.

Kampen order, a closed-end fund investing in senior secured floating rate loans sought to make monthly repurchase offers of not less than 5% of its outstanding common shares but not more than 25% in the trailing three month period pursuant to modified notice procedures under Rule 23c-3, and was granted relief that was similar to that which the Applicants seek here. Under the Pilgrim Investments order, a closed-end fund investing in senior secured floating rate loans sought to make monthly repurchase offers of not less than 5% of its outstanding common shares but not more than 25% in the aggregate in any one quarter pursuant to modified notice procedures under Rule 23c-3, and was granted relief that was similar to that which the Applicants seek here. Under the CypressTree order, another closed-end fund investing in senior secured floating rate loans sought to make monthly repurchase offers of not more than 10% of its outstanding common shares. Applicants submit that the requested relief is appropriate under the applicable statutory standards.

VI. APPLICANTS’ CONDITIONS

Applicants agree that any order granting the requested relief will be subject to the following conditions:

a.

The Fund (and any Future Fund relying on this relief) will make a repurchase offer pursuant to Rule 23c-3(b) for a repurchase offer amount of not less than 5% in any one-month period. In addition, the repurchase offer amount for the then current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then current monthly period, will not exceed 25% of the Fund’s (or Future Fund’s, as applicable) outstanding common shares. The Fund (and any Future Fund relying on this relief) may repurchase additional tendered common shares pursuant to Rule 23c-3(b)(5) only to the extent the percentage of additional common shares so repurchased does not exceed 2% in any three-month period.

b.

Payment for repurchased common shares will occur at least five business days before notification of the next repurchase offer is sent to common shareholders of the Fund (or any Future Fund relying on this relief).

VII.    CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary or appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and thus meet the standards of Section 6(c). Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that any purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class of securities to be purchased. Finally, Applicants submit that the relief requested is consistent with that previously provided by the Commission in the Weiss, Blackstone, Van Kampen, Pilgrim Investments and CypressTree orders.

Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the operating agreements of the Applicants, as applicable, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. The resolutions of the Fund’s Board of Trustees are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act, and the verifications required by Rule 0-2(d) under the Act, are attached as Exhibits B to this Application, respectively. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the Act are attached as Exhibits C and D. Pursuant to Rule 0-2(f) under the Act, the Applicant’s address is

333 West Wacker Drive, Chicago, Illinois 60606 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

[Signature page follows.]

SIGNATURES

NUVEEN ENHANCED FLOATING RATE INCOME FUND

By: /s/ Mark L. Winget
Name: Mark L. Winget
Title: Vice President and Secretary
Dated: December 6, 2023

NUVEEN FUND ADVISORS, LLC

By: /s/ Mark L. Winget
Name: Mark L. Winget
Title: Vice President and Assistant Secretary
Dated: December 6, 2023

NUVEEN ASSET MANAGEMENT, LLC

By: /s/ Mark L. Winget
Name: Mark L. Winget
Title: Vice President, Associate General Counsel and Assistant Secretary
Dated: December 6, 2023

NUVEEN SECURITIES, LLC

By: /s/ Lucas A. Satre
Name: Lucas A. Satre
Title: Managing Director, Secretary and General Counsel
Dated: December 6, 2023

EXHIBIT A

Resolutions of the Board of Trustees of

Nuveen Enhanced Floating Rate Income Fund

RESOLVED, that the appropriate officers of the Fund be and they hereby are, and each of them acting individually hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission (the “SEC”) on behalf of the Fund an application for an exemptive order pursuant to Sections 6(c) and 23(c)(3) under the 1940 Act to allow the Fund to conduct monthly repurchase offers, such application to be in form and substance satisfactory to counsel for the Fund, the execution and filing of any such application, or amendment to such application, to be conclusive evidence of its authorization hereby; and further

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to prepare execute and file with the SEC any amendments to such exemptive application requested by the SEC or as they believe necessary or appropriate; and further

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to take all such further action and to execute and deliver all such further instruments and documents, in the name of and on behalf of the Fund, on the advice and assistance of counsel, and to pay all such expenses as shall be necessary, proper, or advisable, in order to fully carry out the intent, and accomplish the purposes of, the foregoing; and further

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized and directed, for and on the Fund’s behalf, to take or cause to be taken, any and all action, to execute and deliver any and all certificates, instructions, requests, or other instruments, and to do any and all things that in their judgment, on the advice and assistance of counsel, as may be necessary or advisable to effect each of the resolutions adopted to carry out the purposes and intent thereof, and as may be necessary or advisable for the conduct of the Fund’s business.

EXHIBIT B

VERIFICATION OF

NUVEEN ENHANCED FLOATING RATE INCOME FUND

The undersigned states that he has duly executed the attached Application dated December 6, 2023, for and on behalf of Nuveen Enhanced Floating Rate Income Fund in his capacity as Vice President and Secretary of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

NUVEEN ENHANCED FLOATING RATE INCOME FUND

By: /s/ Mark L. Winget
Name: Mark L. Winget
Title: Vice President and Secretary
Dated: December 6, 2023

VERIFICATION OF

NUVEEN FUND ADVISORS, LLC

The undersigned states that he has duly executed the attached Application dated December 6, 2023, for and on behalf of Nuveen Fund Advisors, LLC in his capacity as Vice President and Assistant Secretary of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

NUVEEN FUND ADVISORS, LLC

By: /s/ Mark L. Winget

Name: Mark L. Winget

Title: Vice President and Assistant Secretary

Dated: December 6, 2023

VERIFICATION OF

NUVEEN ASSET MANAGEMENT, LLC

The undersigned states that he has duly executed the attached Application dated December 6, 2023, for and on behalf of Nuveen Asset Management, LLC in his capacity as Vice President, Associate General Counsel and Assistant Secretary of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

NUVEEN ASSET MANAGEMENT, LLC

By: /s/ Mark L. Winget

Name: Mark L. Winget

Title: Vice President, Associate General Counsel and Assistant Secretary

Dated: December 6, 2023

VERIFICATION OF

NUVEEN SECURITIES, LLC

The undersigned states that he has duly executed the attached Application dated December 6, 2023, for and on behalf of Nuveen Securities, LLC in his capacity as Managing Director, Secretary and General Counsel of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

NUVEEN SECURITIES, LLC

By: /s/ Lucas A. Satre

Name: Lucas A. Satre

Title: Managing Director, Secretary and General Counsel

Dated: December 6, 2023

EXHIBIT C

First Marked Copy of the Application Showing Changes from the Final Versions of the Two

Applications Identified as Substantially Identical under Rule 0-5(e)(3)

As filed with the U.S. Securities and Exchange Commission on ~~February 23~~December 6, ~~2021~~2023

File No. 812-~~15097~~[            ]

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Application Pursuant to Sections 6(c) and 23(c)(3) of the Investment Company Act of 1940

(the “Act”) for an Order Granting Certain Exemptions from the Provisions of Rule 23c-3 thereunder

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of the Application of:

~~Lord Abbett~~Nuveen Enhanced Floating Rate ~~High~~ Income Fund

~~90 Hudson Street~~333 West Wacker Drive

~~Jersey City, New Jersey 07302-3973~~Chicago, Illinois 60606

and

~~Lord, Abbett & Co. LLC~~Nuveen Fund Advisors, LLC

~~90 Hudson Street~~333 West Wacker Drive

~~Jersey City, New Jersey 07302-3973~~Chicago, Illinois 60606

and

Nuveen Asset Management, LLC

333 West Wacker Drive

Chicago, Illinois 60606

and

~~Lord Abbett Distributor LLC~~Nuveen Securities, LLC

~~90 Hudson Street~~333 West Wacker Drive

~~Jersey City, New Jersey 07302-3973~~Chicago, Illinois 60606

Please send all communications, notices and orders regarding this Application to:

~~John T. Fitzgerald~~Mark L. Winget

Vice President and ~~Assistant~~ Secretary

~~90 Hudson Street~~333 West Wacker Drive

~~Jersey City, New Jersey 07302-3973~~Chicago, Illinois 60606

mark.winget@nuveen.com

With copies to:

~~Bryan Chegwidden~~Joel D. Corriero, Esq.

~~Ropes & Gray LLP~~Stradley Ronon Stevens & Young, LLP

~~1211 Avenue of the Americas~~2005 Market Street

Suite 2600

~~New York, New York 10036-8704~~Philadelphia, Pennsylvania 19103

jcorriero@stradley.com

Page 1 of ~~19~~58 sequentially numbered pages (including exhibits)

I.		THE PROPOSAL	3
II.		STATEMENT OF FACTS	3
	A.	~~Lord Abbett~~Nuveen Enhanced Floating Rate ~~High~~ Income Fund	3
	B.	~~Lord, Abbett & Co.~~Nuveen Fund Advisors, LLC	~~6~~5
	C.	~~Lord Abbett Distributor~~Nuveen Asset Management, LLC	~~6~~5
	D.	Nuveen Securities, LLC	5
	E.	Other Requirements for a Rule 23c-3 Fund	6
III.		EXEMPTIONS REQUESTED	~~8~~7
IV.		COMMISSION AUTHORITY	~~9~~8
V.		DISCUSSION	~~9~~8
	A.	Background	~~9~~8
	B.	Monthly Repurchases	~~11~~10
VI.		APPLICANTS’ CONDITIONS	~~13~~12
VII.		CONCLUSION	~~14~~12

File No. 812-~~15097~~[             ]

I. THE PROPOSAL

~~Lord Abbett~~Nuveen Enhanced Floating Rate ~~High~~ Income Fund (the “Fund”)~~1~~ is a newly organized ~~Delaware statutory~~Massachusetts business trust registered under the Investment Company Act of 1940, as amended (the “Act”), as a ~~non-diversified~~diversified, closed-end management investment company that will be operated as an interval fund. The Fund is ~~externally advised by Lord, Abbett & Co. LLC (~~advised by Nuveen Fund Advisors, LLC (“Nuveen Fund Advisors”) and sub-advised by Nuveen Asset Management, LLC (“Nuveen Asset Management” and together with Nuveen Fund Advisors, the “Adviser”). ~~Lord Abbett Distributor~~Nuveen Securities, LLC (the “Distributor”) is the principal underwriter and distributor of the Fund’s shares. The Fund, the Adviser and the Distributor are referred to herein as the “Applicants.”

The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) pursuant to Sections 6(c) and 23(c)(3) of the Act for an exemption from certain provisions of Rule 23c-3 under the Act to permit the Fund to make repurchase offers to its common shareholders every month and to provide notification to its common shareholders of an upcoming repurchase offer no less than seven and no more than fourteen calendar days in advance of the repurchase request deadline.

Applicants request that the Order also apply to any registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser, or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,~~2~~1 acts as an investment adviser, and which operates as an interval fund pursuant to Rule 23c-3 under the Act (each a “Future Fund” and, together with the Fund, the “Funds”). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this application (the “Application”). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant. Unless otherwise provided relief, the Fund will comply with all other provisions of Rule 23c-3. Terms as used in this Application that are defined in Rule 23c-3 have the same meaning as they are given in Rule 23c-3.

II. STATEMENT OF FACTS

A.	~~Lord Abbett~~Nuveen Enhanced Floating Rate ~~High~~ Income Fund

The Fund is a newly organized ~~Delaware statutory~~Massachusetts business trust registered under the Act as a ~~non-diversified~~diversified, closed-end management investment company that will be operated as an interval fund pursuant to Rule 23c-3 under the Act. The Fund’s principal investment objective is to seek a high level of current income and the secondary investment objective of the Fund is to seek capital appreciation. Common shares of the Fund are offered on a continuous basis at net asset value per share plus the applicable sales load, if any, and are not offered or traded in the secondary market and are not listed on any exchange or quoted on any quotation medium.

The Fund will be operated as an interval fund pursuant to Rule 23c-3 under the Act and may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with the Fund’s periodic repurchase offers, exchange their shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that

~~1 At a meeting of the Fund’s Board of Trustees on April 1-2, 2020, the Fund’s name was changed from Lord Abbett Enhanced Floating Rate Fund to Lord Abbett Floating Rate High Income Fund.~~

~~2~~ 1 A successor in interest is limited to an entity that results from reorganization into another jurisdiction or a change in the type of business organization.

comply with Rule 23c-3 under the Act and continuously offer their shares at net asset value, that are in the Fund’s group of investment companies (collectively, the “Other Funds”). Shares of any of the Funds operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the Act. Any exchange option will comply with Rule 11a-3 under the Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3 under the Act, the Fund will treat an early withdrawal charge as if it were a contingent deferred sales load (“CDSL”).~~3~~2

As further discussed below, the Fund seeks an Order to make offers to repurchase a portion of its common shares at one-month intervals, rather than the “periodic intervals” (three, six or twelve months) specified by Rule 23c-3, and to notify common shareholders seven to fourteen calendar days in advance of the repurchase request deadlines, rather than the “no less than twenty-one and no more than forty-two days before each repurchase request deadline” specified by Rule 23c-3. In connection with making monthly repurchases with modified notice provisions, the Fund will be subject to conditions (as described herein) such that the aggregate percentage of common shares subject to repurchase in any three-month period will not exceed 25% of the Fund’s outstanding common shares and payment for such common shares will occur at least five business days before notification of the next repurchase offer.

The Fund’s Board of Trustees has adopted a fundamental policy of making quarterly repurchase offers. To the extent the Fund receives the requested Order, the Fund’s Board of Trustees may, in the future, determine to adopt a fundamental policy of making monthly repurchase offers. Prior to relying on the requested Order, the Fund will obtain the approval of a majority of the Fund’s outstanding voting securities to adopt a fundamental policy to permit monthly repurchase offers.~~4~~3 If the Fund relies on the requested Order, the Fund will disclose in its prospectus and annual reports its fundamental policy to make monthly offers to repurchase a portion of its common shares at net asset value, less deduction of a repurchase fee, if any, as permitted by Rule 23c-3(b)(1), and the imposition of early withdrawal charges as permitted pursuant to the Multi-Class Order (as defined below). The Fund’s fundamental policies with respect to repurchase offers, including the periodic repurchase offer interval, will be changeable by majority vote of the holders of the Fund’s outstanding voting securities. Monthly repurchase offers shall be for an amount not less than 5% nor more than 25% of the common shares outstanding during any three month period in accordance with any exemptive relief granted by the Commission.~~5~~4 The Fund’s fundamental policies will also specify the means to determine the dates of the repurchase request deadlines and the maximum number of days between each repurchase request deadline and the repurchase pricing date as required by Rule 23c-3(b)(2)(i)(C) and (D) and in accordance with Rule 23c-3(a)(5).~~6~~5 The Fund’s repurchase pricing date normally will be the same

~~3~~2 A CDSL, assessed by an open-end fund pursuant to Rule 6c-10 of the Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, the early withdrawal charge will likewise be a distribution-related charge payable to the Distributor as distinguished from a repurchase fee which is payable to a Fund to reimburse a Fund for costs incurred in liquidating securities in the Fund’s portfolio.

~~4~~ 3 In the case of a Future Fund that has not yet offered its shares to the public, the Future Fund will obtain the approval of its sole initial shareholder to adopt a fundamental policy to permit monthly repurchase offers. In the case of a Future Fund that seeks to adopt a fundamental policy of making monthly repurchase offers after selling shares to the public, the Future Fund will obtain the approval of a majority of the Fund’s outstanding voting securities to the adoption of such policy.

~~5~~ 4 Applicants agree that, as a condition to the relief requested in this Application, the repurchase offer amount for the then-current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then current monthly period, will not exceed 25% of its outstanding common shares, subject to any additional tendered common shares repurchased pursuant to Rule 23c-3(b)(5). The Fund may repurchase additional tendered common shares pursuant to Rule 23c-3(b)(5) only to the extent the percentage of additional common shares so repurchased does not exceed 2% in any three-month period.

~~6~~ 5 A Future Fund that relies on the exemptive relief requested hereby will have fundamental investment policies in compliance with Rule 23c-3(b)(2)(i), as modified by the requested Order, which will include the date of repurchase request deadlines or the means of determining the repurchase request deadlines and the maximum number of days between each repurchase request deadline and the next repurchase pricing date (as required by Rule 23c-3(b)(2)(i)(C) and (D) and in accordance with Rule 23c-3(a)(5)). A Future Fund’s repurchase pricing date normally will be the same date as the repurchase request deadline and pricing will be determined after close of business on that date. A Future Fund will disclose in its prospectus and annual reports its date as the repurchase request deadline and pricing will be determined after the close of business on that date.

The Fund intends to offer ~~three classes~~one class of common shares upon commencement of operations: Class ~~A common shares (“Class A Shares”), Class~~ I common shares (“Class I ~~Shares”) and Class U common shares (“Class U~~ Shares”). The Fund ~~is relying~~intends in the future to rely on an exemptive order (“Multi-Class Order”) from the SEC that permits the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal fees.~~7~~6 From time to time the Fund may create additional classes of shares, the terms of which may differ from the Fund’s Class ~~A, Class~~ I ~~and Class U~~ Shares in the following respects: (i) the amount of fees permitted by a distribution and service plan as to such class; (ii) voting rights with respect to a distribution and service plan as to such class; (iii) different class designations; (iv) the impact of any class expenses directly attributable to a particular class of shares allocated on a class basis as described in the Multi-Class Order; (v) differences in any dividends and net asset values per share resulting from differences in fees under a distribution and service plan or in class expenses; (vi) any early withdrawal charge or other sales load structure; (vii) all shares will be offered to the public at net asset value plus any applicable sales charge; and (viii) any exchange or conversion features, in each case, as permitted under the Act.

B.	~~Lord, Abbett & Co.~~Nuveen Fund Advisors, LLC

~~Founded in 1929, the Adviser~~Nuveen Fund Advisors is a limited liability company organized under the laws of the state of Delaware. ~~The Adviser~~Nuveen Fund Advisors serves as investment adviser to the Fund. ~~The Adviser~~Nuveen Fund Advisors is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Nuveen Fund Advisors will provide services to the Fund pursuant to an investment management agreement between the Fund and Nuveen Fund Advisors. Under the investment management agreement, subject to the supervision and direction of the Fund’s Board of Trustees, Nuveen Fund Advisors will have overall responsibility for the management of the Fund. Nuveen Fund Advisors will oversee all investment advisory and portfolio management services and assists in managing and supervising all aspects of the general day-to-day business activities and operations of the Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services.

C.	Nuveen Asset Management, LLC

Nuveen Asset Management is a limited liability company organized under the laws of the state of Delaware. Nuveen Asset Management serves as sub-adviser to the Fund and is a subsidiary of Nuveen Fund Advisors. Nuveen Asset Management is registered with the Commission as an investment adviser under the Advisers Act.

~~The Adviser~~Nuveen Asset Management will provide services to the Fund pursuant to ~~an investment advisory~~a sub-advisory agreement between ~~the Fund~~Nuveen Fund Advisors and ~~the Adviser~~Nuveen Asset Management. Under the ~~investment advisory~~sub-advisory agreement, subject to the supervision and direction of the Fund’s Board of Trustees, ~~the Adviser~~Nuveen Asset Management will manage the Fund’s portfolio in accordance with the Fund’s investment objective and policies, make investment decisions for the Fund, place orders to purchase and sell securities, and employ professional portfolio fundamental policy to make monthly offers to repurchase a portion of its common shares at net asset value, less deduction of a repurchase fee, if any, as permitted by Rule 23c-3(b)(1). A Future Fund’s fundamental policies with respect to repurchase offers, including the periodic offer interval, will be changeable only by majority vote of the holders of such Future Fund’s outstanding voting securities. Under a Future Fund’s fundamental policy, the repurchase offer amount will be determined by such Future Fund’s Board of Trustees prior to each repurchase offer and will not be less than 5% of its outstanding common shares on the repurchase request deadline. Applicants agree that, as a condition to the relief requested in this application, the repurchase offer amount for the then current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then-current monthly period, will not exceed 25% of its outstanding common shares, subject to any additional tendered common shares repurchased pursuant to Rule 23c-3(b)(5). A Future Fund may repurchase additional tendered common shares pursuant to Rule 23c-3(b)(5) only to the extent the percentage of additional common shares so repurchased does not exceed 2% in any three-month period.

~~7~~ 6 In the Matter of ~~Lord Abbett Credit Opportunities~~Nuveen Floating Rate Fund, et al., Rel. No. IC~~- 33513 (June 19, 2019~~-24066 (October 8, 1999) (notice), Rel. No. IC~~- 33558 (July 16, 2019~~-24114 (October 27, 1999) (order).

managers and securities analysts who provide research services to the Fund.

D.	~~C. Lord Abbett Distributor~~Nuveen Securities, LLC

The Distributor is a ~~New York~~Delaware limited liability company and ~~subsidiary~~affiliate of the Adviser. The Distributor is a broker-dealer registered with the Commission and a member of FINRA.

The Distributor will act as the distributor of Shares for the Fund on a best efforts basis, subject to various conditions, pursuant to the terms of the distribution agreement with the Fund. The Distributor is not obligated to sell any specific amount of Shares of the Fund.

Shares will also be offered through other brokers or dealers that will have entered into selling agreements with the Distributor. The Distributor may reallocate the full amount of the sales load to the brokers or dealers that offer shares of the Fund. The actual front- end sales load paid by investors may vary among and within selling agents.

E.	~~D.~~ Other Requirements for a Rule 23c-3 Fund

Rule 23c-3(b)(4) requires that common shareholders be provided with notification of each quarterly repurchase offer no less than twenty-one and no more than forty-two days before each repurchase request deadline. If the relief requested herein is obtained, however, the Fund, upon commencing monthly repurchase offers, will provide (and any Future Fund will provide) common shareholders with notification of each monthly repurchase offer no less than seven and no more than fourteen days before each repurchase request deadline. The Fund’s notification will include (and any Future Fund’s notification will include), all information required by Rule 23c-3(b)(4)(i). Applicants agree that, as a condition of the relief requested in this application, the Fund, upon commencing monthly repurchase offers, will make (and any Future Fund will make) payment for common shares repurchased in the previous month’s repurchase offer at least five business days before sending notification of the next repurchase offer. The Fund, upon commencing monthly repurchase offers, will file (and any Future Fund will file), copies of the notification with the Commission, together with Form N-23c-3, within three business days after sending the notification to common shareholders as required by Rule 23c-3(b)(4)(ii).

Pursuant to Rule 23c-3(b)(1), the Fund, upon commencing monthly repurchase offers, will repurchase (and any Future Fund will repurchase), common shares for cash at the net asset value determined on the repurchase pricing date and will pay the holders on or before the “repurchase payment deadline,”~~8~~7 which will be no later than seven calendar days after the “repurchase pricing date,” unless the offer is suspended or postponed as provided in Rule 23c-3(b)(3). Upon commencing monthly repurchase offers, the Fund intends to make payment by the fifth business day or seventh calendar day (whichever period is shorter) following the repurchase pricing date. The Fund and a Future Fund may deduct a repurchase fee in an amount not to exceed 2% from the repurchase proceeds payable to tendering common shareholders, in compliance with Rule 23c-3(b)(1), and then only to the extent such repurchase fee is reasonably intended to compensate the Fund (and any Future Fund) for expenses directly related to the repurchase. Such a fee would be in addition to the early withdrawal charges the Fund (or any Future Fund relying on the Multi-Class Order or similar relief) may charge pursuant to the Multi-Class Order or similar relief. The Fund, upon commencing monthly repurchase offers, will not condition (and any Future Fund will not condition), a repurchase offer upon tender of any minimum amount of common shares. The Fund, upon commencing monthly repurchase offers, will comply (and any Future Fund will comply), with the pro ration and other allocation requirements applicable if common shareholders tender more than the repurchase offer amount in accordance with Rule 23c-3(b)(5). The Fund, upon commencing monthly repurchase offers, will permit (and any Future Fund will permit),

~~8~~7 Rule 23c-3(a)(4).

tenders to be withdrawn or modified at any time until the repurchase request deadline, but will not permit tenders to be withdrawn or modified thereafter in accordance with Rule 23c-3(b)(6). The Fund, upon commencing monthly repurchase offers, will compute (and any Future Fund will compute), the net asset value for its common shares in accordance with Rule 23c-3(b)(7). The Fund (and any Future Fund) will not suspend or postpone a repurchase offer except pursuant to the vote of a majority of its trustees, including a majority of its Disinterested Trustees (as defined below), and only under the limited circumstances specified by Rule 23c-3(b)(3)(i). At least a majority of the trustees of the Fund will be (and at least a majority of trustees of any Future Fund will be) persons who are not interested persons of the Fund (or a Future Fund, as applicable) within the meaning of Section 2(a)(19) of the Act (“Disinterested Trustees”), and the selection or nomination of those trustees is, in the case of the Fund, or will be, in the case of any Future Fund, committed to the discretion of the Disinterested Trustees in accordance with Rule 23c-3(b)(8)(i). The Fund (and any Future Fund) will comply with Rule 23c-3(b)(8)’s requirements with respect to its Disinterested Trustees and their legal counsel. Any senior security issued by the Fund (and any Future Fund) or other indebtedness of the Fund (and any Future Fund) will either mature by the next repurchase pricing date or provide for the Fund’s (or Future Fund’s, as applicable) ability to call, repay of redeem such senior security or other indebtedness by the repurchase pricing date, either in ‘whole or in part without penalty or premium, as necessary to permit the Fund (or Future Fund, as applicable) to complete the repurchase offer in such amounts, as the trustees have determined, in compliance with the asset coverage requirements of Section 18 of the Act and in accordance with Rule 23c-3(b)(9).

In accordance with Rule 23c-3(b)(10), from the time the Fund (or any Future Fund) sends its notification to common shareholders of the repurchase offer, which shall be sent in compliance with the requirements of Rule 23c-3(b)(4) as modified by the requested Order, until the repurchase pricing date, a percentage of such fund’s assets equal to at least 100% of the repurchase offer amount will consist of: (1) assets that can be sold or disposed of in the ordinary course of business at approximately the price at which such fund has valued such investment, within a period equal to the period between the repurchase request deadline and the repurchase payment deadline, or (2) assets that mature by the next repurchase payment deadline; and in the event the Fund’s (or any Future Fund’s) assets fail to comply with this requirement, the Board of Trustees of such fund will cause such fund to take such action as it deems appropriate to ensure compliance. The Fund’s Board of Trustees will adopt (and any Future Fund’s Board of Trustees will adopt) written procedures reasonably designed, taking into account current market conditions and such fund’s investment objectives, to ensure that such fund’s portfolio assets are sufficiently liquid so that the Fund (and any Future Fund, as applicable) can comply with its fundamental policy on repurchases and with the liquidity requirements described above. The Fund’s Board of Trustees (and any Future Fund’s Board of Trustees) will review the overall composition of the portfolio and make and approve such changes to the procedures as it deems necessary. Applicants believe the Fund’s portfolio can be (and any Future Fund’s portfolio will be) managed to provide ample liquidity for its proposed monthly repurchase offers in accordance with the requirements of Rule 23c-3(b)(10).

The Fund and the Distributor will (and any Future Fund and any respective underwriter for such fund will) comply as if the Fund (and any Future Fund, as applicable) was an open-end investment company, with the provisions of Section 24(b) of the Act and the rules thereunder with respect to any advertisement, pamphlet, circular, form letter, or other sales literature addressed to, of intended for distribution to, prospective investors in accordance with Rule 23c-3(b)(11).

III. EXEMPTIONS REQUESTED

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase any securities of any class of which it is the issuer except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased. Repurchase offers made pursuant to the exception which permits closed-

end funds to make repurchases pursuant to tender offers are considered issuer tender offers and thus, absent further relief, must comply with the requirements of the tender offer rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including Rules 13e-4 and 14e-1.

The Commission also may exempt closed-end issuer repurchases from the prohibitions in Section 23(c) pursuant to Section 23(c)(3). Rule 23c-3 provides such an exemption as it permits a registered closed-end investment company to make repurchase offers for its common stock at net asset value at periodic intervals pursuant to a fundamental policy of the investment company. “Periodic interval” is defined in Rule 23c-3(a)(1) as an interval of three, six or twelve months. Rule 23c-3(b)(4) requires that notification of each repurchase offer be sent to common shareholders no less than 21 calendar days and no more than 42 calendar days before the repurchase request deadline. Rule 23c-3(a)(3) provides that a repurchase offer amount may be between 5% and 25% of the common stock outstanding on the repurchase request deadline. At the time the Commission adopted Rule 23c-3, corresponding amendments to Rules 10b-6~~9~~8 and 13e-4 of the Exchange Act and Regulation 14E of the Exchange Act were also adopted, exempting repurchase offers pursuant to Rule 23c-3 from most of the provisions of those rules.~~10~~9

Applicants request an order pursuant to Sections 6(c) and 23(c) of the Act exempting them from the definition of “periodic interval” under Rule 23c-3(a)(1) that would permit the Fund (and any Future Fund) to rely on the relief provided by Rule 23c-3 while making repurchase offers on a monthly basis. Applicants also request an exemption from the notice provisions of Rule 23c-3(b)(4) to permit the Fund (and any Future Fund) to send notification of an upcoming repurchase offer to common shareholders at least seven but no more than fourteen calendar days in advance of the repurchase request deadline.~~11~~10

IV. COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) of the Act provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

V. DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation

~~9~~8 Rule 102(b)(2) of Regulation M continues this exception.

~~10~~9 Subsequently, the Commission also added paragraph (a)(1)(xi) to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), in order to permit closed-end funds relying on Rule 23c-3 to make continuous or delayed offerings.

~~11~~ 10 Based on the requested relief the Fund (or any Future Fund) will be able to rely on the exemptions provided under Exchange Act and Securities Act rules for repurchase offers made in accordance with Rule 23c-3.

(“Protecting Investors”), the Commission’s Division of Investment Management (the “Division”) recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.~~12~~11 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity a fund’s shareholders will have, and thus the liquidity required of a fund’s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this dual system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the Division determined that, given the changes in the securities market since 1940—in particular the emergence of semi-liquid investment opportunities—it was appropriate to re-examine the classification system and its regulatory requirements.~~13~~12

The one exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.~~14~~13 The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.~~15~~14 The Division thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.~~16~~15 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.~~17~~16

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.~~18~~17 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Precedent exists for the granting of exemptive relief to permit funds other than “prime rate” interval funds to engage in repurchases on a monthly basis.~~19~~18

~~12~~11 SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation (May 1992) at 421.

~~13~~ 12 Id. at 424.

~~14~~13 Id. at 439-40.

~~15~~14 Id. at 424.

~~16~~ 15 Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).

~~17~~16 Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.

~~18~~17 Protecting Investors at 439-40; Proposing Release at 27.

~~19~~18 In the Matter of Arca U.S. Treasury Fund and Arca Capital Management, LLC, Rel. No. IC-34935 (June 2, 2023) (notice) and Rel. No. IC-34952 (June 28, 2023) (order) (“Arca”). In the Matter of Voya Senior Income Fund, et al., Rel. No. IC-34609 (June 3, 2022) (notice) and Rel. No. IC-34640 (June 29, 2022) (order) (“Voya”); In the Matter of Lord Abbett Floating Rate High Income Fund, et al., Rel. No. IC-34308 (June 22, 2021) (notice) and Rel. No. IC-34336 (July 19, 2021) (order) (“Lord

B.	Monthly Repurchases

Applicants request an order pursuant to Sections 6(c) and 23(c) of the Act exempting them from Rule 23c-3(a)(1) solely to the extent necessary to permit the Fund (and any Future Fund) to make monthly repurchase offers. Applicants also request an exemption from the notice provisions of Rule 23c-3(b)(4) solely to the extent necessary to permit the Fund (and any Future Fund) to send notification of an upcoming repurchase offer to shareholders at least seven days but not more than fourteen days in advance of the repurchase request deadline. In Applicants’ view, this modification would enhance, rather than diminish, the investor benefits provided by Rule 23c-3 and is consistent with the public interest and investor protection. As long as the Fund (and any Future Fund), as supervised by its Board of Trustees, can make monthly repurchase offers pursuant to the modified notification requirements requested herein and otherwise comply with the remainder of Rule 23c-3, including its requirements with respect to liquidity—and Applicants believe the Fund (and any Future Fund) will be able to do so—there is no public interest nor investor protection concern that justifies prohibiting monthly repurchase offers.

In the rulemaking proceeding in which Rule 23c-3 was adopted, certain commenters requested that a provision for monthly repurchases be incorporated in the final Rule. At the time of adoption, the Commission declined to do so. The Commission was concerned that shorter repurchase intervals would not be compatible with the notification requirement in paragraph (b)(4) of the Rule because a fund would need to send out a notification for a repurchase offer before it had completed the previous offer.~~20~~19 Applicants believe that this concern should not deter the Commission from granting the relief requested in this case. First, it is understandable that, in its initial efforts to “chart new territory,” the Commission was reluctant to provide too many options. Regulatory prudence might well have dictated adopting a more limited rule and considering more flexible proposals on a case-by-case basis. Second, it is significant that the reason given is one of logistics rather than substance. In fact, as discussed below, the logistical concern mentioned would not pertain to Applicants’ proposal.

Rule 23c-3(b)(4) requires that notification of each repurchase offer be sent to common shareholders no less than 21 days and no more than 42 days before the repurchase request deadline. In order to prevent any overlap between payment for a repurchase and notification of the next month’s repurchase offer or resulting investor confusion, Applicants request an exemption from the notice provisions of Rule 23c-3(b)(4) to the extent necessary to permit the Fund (and any Future Fund) to send notification of an upcoming repurchase offer to common shareholders at least seven calendar days, but not more than fourteen calendar days, in advance of the repurchase request deadline. Because the Fund, upon commencing monthly repurchase offers, intends (and any Future Fund intends) to price on the repurchase request deadline, and pay by the fifth business day or seventh calendar day (whichever period is shorter) following the repurchase pricing date (and, in any event, no later than seven calendar days after the repurchase pricing date), this proposed timing will ensure that common shareholders have received payment in full for any repurchases before receiving notification of the next repurchase offer. The entire repurchase procedure will be completed before the next notification is sent out, thus avoiding any overlap. Applicants believe that these procedures will eliminate any possibility of investor confusion from monthly repurchases.

Abbett”). In the Matter of Aspiriant Defensive Allocation Fund, et. al., Rel. No. IC-33924 (July 10, 2020) (notice) and Rel. No. IC-33961 (July 31, 2020) (order) (“Aspiriant”). In the Matter of Weiss Strategic Interval Fund, et al., Rel. No. IC-33101 (May 21, 2018) (notice), Rel. No. IC-33124 (June 18, 2018) (order) (“Weiss”). In the Matter of Blackstone / GSO Floating Rate Enhanced Income Fund, et al., Rel. No. IC-32866 (Oct. 23, 2017) (notice), Rel. No. IC-32902 (Nov. 20, 2017) (order) (“Blackstone”). In the Matter of Van Kampen Asset Management, et al., Rel. No. IC-27317 (May 12, 2006) (notice), Rel. No. IC-27390 (June 7, 2006) (order) (“Van Kampen”). In the Matter of CypressTree Asset Management Corporation Inc., et al., Rel. No. IC-23020 (Feb. 4, 1998) (notice), Rel. No. IC-23055 (Mar. 3, 1998) (order) (“CypressTree”). In the Matter of ING Pilgrim Investments. LLC, et al., Rel. No. IC-25167 (Sep. 21, 2001) (notice), Rel. No. IC-25212 (Oct. 17, 2001) (order) (“Pilgrim Investments”).

~~20~~19 See Adopting Release at 28-29.

The Fund’s prospectus will provide (and any Future Fund’s prospectus will provide) a clear explanation of the repurchase program. Moreover, shareholders in the Fund and any Future Fund that seeks shareholder approval to adopt or change a fundamental policy to permit monthly repurchase offers will receive full disclosure in the proxy materials sent to obtain the requisite shareholder approval. Applicants expect that, before long, the monthly repurchase opportunity will become as routine in the shareholder’s mind as daily redemptions, and that the significance of the notification will diminish. Thus, any remote possibility of investor confusion due to the proximity in time of the repurchase payment deadline to the sending of the next notification will be adequately dealt with by disclosure.

Finally, upon commencing monthly repurchase offers, the Fund’s (and any Future Fund’s) procedures will provide that the Fund’s Board of Trustees (and any Future Fund’s Board of Trustees) will be informed of the number of repurchase requests made in the previous repurchase offer—which repurchases will have been completed—at the time such fund’s Board of Trustees determines the repurchase offer amount for the current month. This will enable the Fund’s Board of Trustees (and any Future Fund’s Board of Trustees) to take that information, as well as relevant liquidity reports from the portfolio manager, into account in setting the repurchase offer amount.

Applicants believe that monthly rather than quarterly repurchases offer many benefits and therefore would be in the public interest and in the common shareholders’ interests and be consistent with the policies underlying Rule 23c-3. Rule 23c-3 currently permits periodic repurchase offers no more frequently than once every three months, but monthly repurchases would provide significant benefits to common shareholders because their investments will be more liquid than an investment in a fund conducting only quarterly repurchase offers. Investors also will be better able to manage their investments and plan transactions because they will know that, if they decide to forego a repurchase offer, they only need to wait one (rather than three) months for the next offer. Applicants believe the requested relief allowing monthly repurchases provides the public marketplace and the Fund (and any Future Fund) common shareholders with more investment options. Finally, consistent with Section 23(c)(3), monthly repurchase offers will be made available to all common shareholders and thus, will not unfairly discriminate against any holders of the common shares to be purchased.

For all of these reasons, Applicants believe that the requested relief is “appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the Act. Because the Fund will describe (and any Future Fund will describe) its repurchase policy fully in its prospectus and annual report, shareholders and potential investors will have available all information about the Fund (and any Future Fund) and its differences from a traditional open-end fund and traditional closed-end fund. Finally, because the requested Order will increase the investment alternatives available to investors, the requested Order is appropriate in the public interest. Because the monthly repurchase offers will be made available to all common shareholders and otherwise comply with the requirements of Rule 23c-3 (except as it relates to the imposition of early withdrawal fees), the repurchase offers will not be made in a manner or on a basis which unfairly discriminates against holders of the common shares to be purchased.

Applicants believe that there is precedent for the requested relief and that monthly repurchases are consistent with the policies underlying Rule 23c-3. The Commission has granted exemptive relief under Rule 23c-3 to permit other interval funds to make monthly repurchase offers under modified notice procedures.~~21~~20 Under the Weiss and Blackstone orders, closed-end funds operating as interval funds sought to make monthly repurchase offers of not less than 5% of their outstanding common shares but not more than 25% in any three month period pursuant to modified notice procedures under Rule 23c-3. Under the Van Kampen order, a closed-end fund investing in senior secured floating rate loans sought to make monthly repurchase offers of not less than 5% of its outstanding common shares but not more than 25% in

~~21~~20 See Weiss supra at note ~~17~~18 , See Blackstone supra at note ~~17~~18, See Van Kampen supra at note ~~17~~18, See Pilgrim Investments supra at note ~~17~~18. See also CypressTree, supra at note ~~17~~18.

the trailing three month period pursuant to modified notice procedures under Rule 23c-3, and was granted relief that was similar to that which the Applicants seek here. Under the Pilgrim Investments order, a closed-end fund investing in senior secured floating rate loans sought to make monthly repurchase offers of not less than 5% of its outstanding common shares but not more than 25% in the aggregate in any one quarter pursuant to modified notice procedures under Rule 23c-3, and was granted relief that was similar to that which the Applicants seek here. Under the CypressTree order, another closed-end fund investing in senior secured floating rate loans sought to make monthly repurchase offers of not more than 10% of its outstanding common shares. Applicants submit that the requested relief is appropriate under the applicable statutory standards.

VI. APPLICANTS’ CONDITIONS

Applicants agree that any order granting the requested relief will be subject to the following conditions:

a.

The Fund (and any Future Fund relying on this relief) will make a repurchase offer pursuant to Rule 23c-3(b) for a repurchase offer amount of not less than 5% in any one-month period. In addition, the repurchase offer amount for the then current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then current monthly period, will not exceed 25% of the Fund’s (or Future Fund’s, as applicable) outstanding common shares. The Fund (and any Future Fund relying on this relief) may repurchase additional tendered common shares pursuant to Rule 23c-3(b)(5) only to the extent the percentage of additional common shares so repurchased does not exceed 2% in any three-month period.

b.

Payment for repurchased common shares will occur at least five business days before notification of the next repurchase offer is sent to common shareholders of the Fund (or any Future Fund relying on this relief).

VII. CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary or appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and thus meet the standards of Section 6(c). Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that any purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class of securities to be purchased. Finally, Applicants submit that the relief requested is consistent with that previously provided by the Commission in the Weiss, Blackstone, Van Kampen, Pilgrim Investments and CypressTree orders.

Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the operating agreements of the Applicants, as applicable, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. The resolutions of the Fund’s Board of Trustees are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act, and the verifications required by Rule 0-2(d) under the Act, are attached as Exhibits B to this Application, respectively. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the Act are attached as Exhibits C and D. Pursuant to Rule 0-2(f) under the Act, the Applicant’s address is ~~90 Hudson Street, Jersey City, New Jersey 07302-3973~~333 West Wacker Drive, Chicago, Illinois 60606 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

[Signature page follows.]

SIGNATURES

~~LORD ABBETT~~NUVEEN ENHANCED FLOATING RATE ~~HIGH~~ INCOME FUND
By: /s/ ~~John T. Fitzgerald~~Mark L. Winget
Name: ~~John T. Fitzgerald~~Mark L. Winget
Title: Vice President and ~~Assistant~~ Secretary
Dated: ~~February 23, 2021~~December 6, 2023

NUVEEN FUND ADVISORS, LLC
~~LORD, ABBETT & CO. LLC~~
By: /s/ ~~Lawrence B. Stoller~~Mark L. Winget
Name: ~~Lawrence B. Stoller~~Mark L. Winget
Title: ~~Member and General Counsel~~Vice President and Assistant Secretary
Dated: ~~February 23, 2021~~December 6, 2023

NUVEEN ASSET MANAGEMENT, LLC
By: /s/ Mark L. Winget
Name: Mark L. Winget
Title: Vice President, Associate General Counsel and Assistant Secretary
Dated: December 6, 2023

~~LORD ABBETT DISTRIBUTOR LLC~~
NUVEEN SECURITIES, LLC
~~By: LORD, ABBETT & CO. LLC~~
By: /s/ ~~Lawrence B. Stoller~~Lucas A. Satre
Name: ~~Lawrence B. Stoller~~Lucas A. Satre
Title: ~~Member and General Counsel~~Managing Director, Secretary and General Counsel
Dated: ~~February 23, 2021~~December 6, 2023

EXHIBIT A

Resolutions of the Board of Trustees of ~~Lord Abbett~~

Nuveen Enhanced Floating Rate ~~High~~ Income Fund

RESOLVED, that the appropriate officers of the Fund be and they hereby are, and each of them acting individually hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission (the “SEC”) on behalf of the Fund an application for an exemptive order pursuant to Sections 6(c) and 23(c)(3) under the 1940 Act to allow the Fund to conduct monthly repurchase offers, such application to be in form and substance satisfactory to counsel for the Fund, the execution and filing of any such application, or amendment to such application, to be conclusive evidence of its authorization hereby; and further

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to prepare execute and file with the SEC any amendments to such exemptive application requested by the SEC or as they believe necessary or appropriate; and further

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to take all such further action and to execute and deliver all such further instruments and documents, in the name of and on behalf of the Fund, on the advice and assistance of counsel, and to pay all such expenses as shall be necessary, proper, or advisable, in order to fully carry out the intent, and accomplish the purposes of, the foregoing; and further

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized and directed, for and on the Fund’s behalf, to take or cause to be taken, any and all action, to execute and deliver any and all certificates, instructions, requests, or other instruments, and to do any and all things that in their judgment, on the advice and assistance of counsel, as may be necessary or advisable to effect each of the resolutions adopted to carry out the purposes and intent thereof, and as may be necessary or advisable for the conduct of the Fund’s business.

EXHIBIT B

VERIFICATION OF

~~LORD ABBETT~~NUVEEN ENHANCED FLOATING RATE ~~HIGH~~ INCOME FUND

The undersigned states that he has duly executed the attached Application dated ~~February 23~~December 6, ~~2021~~2023, for and on behalf of ~~Lord Abbett~~Nuveen Enhanced Floating Rate ~~High~~ Income Fund in his capacity as Vice President and ~~Assistant~~ Secretary of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~LORD ABBETT~~NUVEEN ENHANCED FLOATING RATE ~~HIGH~~ INCOME FUND
By: /s/ ~~John T. Fitzgerald~~ Mark L. Winget
Name: ~~John T. Fitzgerald~~Mark L. Winget
Title: Vice President and ~~Assistant~~ Secretary
Dated: ~~February 23, 2021~~December 6, 2023

VERIFICATION OF

~~LORD, ABBETT & CO.~~NUVEEN FUND ADVISORS, LLC

The undersigned states that he has duly executed the attached Application dated ~~February 23~~December 6, ~~2021~~2023, for and on behalf of ~~Lord, Abbett & Co.~~Nuveen Fund Advisors, LLC in his capacity as ~~Member and General Counsel~~Vice President and Assistant Secretary of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

NUVEEN FUND ADVISORS, LLC
~~LORD, ABBETT & CO. LLC~~
By: /s/ ~~Lawrence B. Stoller~~Mark L. Winget
Name: ~~Lawrence B. Stoller~~Mark L. Winget
Title: ~~Member and General Counsel~~Vice President and Assistant Secretary
Dated: ~~February 23, 2021~~December 6, 2023

VERIFICATION OF

NUVEEN ASSET MANAGEMENT, LLC

The undersigned states that he has duly executed the attached Application dated December 6, 2023, for and on behalf of Nuveen Asset Management, LLC in his capacity as Vice President, Associate General Counsel and Assistant Secretary of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

NUVEEN ASSET MANAGEMENT, LLC
By: /s/ Mark L. Winget
Name: Mark L. Winget
Title: Vice President, Associate General Counsel and Assistant Secretary
Dated: December 6, 2023

VERIFICATION OF

~~LORD ABBETT DISTRIBUTOR~~NUVEEN SECURITIES, LLC

The undersigned states that he has duly executed the attached Application dated ~~February 23~~December 6, ~~2021~~2023, for and on behalf of ~~Lord Abbett Distributor~~Nuveen Securitites, LLC in his capacity as ~~Member and General Counsel~~Managing Director, Secretary and General Counsel of ~~Lord, Abbett & Co. LLC~~such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

NUVEEN SECURITIES, LLC
~~LORD ABBETT DISTRIBUTOR LLC~~
~~By: LORD, ABBETT & CO. LLC~~
By: /s/ ~~Lawrence B. Stoller~~Lucas A. Satre
Name: ~~Lawrence B. Stoller~~Lucas A. Satre
Title: ~~Member and General Counsel~~Managing Director, Secretary and General Counsel
Dated: ~~February 23, 2021~~December 6, 2023

EXHIBIT D

Second Marked Copy of the Application Showing Changes from the Final Versions of the Two

Applications Identified as Substantially Identical under Rule 0-5(e)(3)

As filed with the U.S. Securities and Exchange Commission on ~~May  25~~December 6, ~~2022~~2023

File No. ~~812-15314~~812- [             ]

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

~~AMENDMENT NO. 1 TO THE~~ Application Pursuant to Sections 6(c) and 23(c)(3) of the Investment Company Act of 1940 (the “Act ”) for an Order Granting Certain Exemptions from the Provisions of Rule 23c-3 thereunder

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of the Application of:

~~Voya Senior~~Nuveen Enhanced Floating Rate Income Fund

~~7337 E. Doubletree Ranch Road, Suite 100~~333 West Wacker Drive

~~Scottsdale, AZ 85258~~Chicago, Illinois 60606

and

~~Voya Investments~~Nuveen Fund Advisors, LLC

~~7337 E. Doubletree Ranch Road, Suite 100~~333 West Wacker Drive

~~Scottsdale, AZ 85258~~Chicago, Illinois 60606

and

~~Voya Investment Management Co. LLC~~Nuveen Asset Management, LLC

~~230 Park Avenue~~333 West Wacker Drive

~~New York, NY, 10169~~Chicago, Illinois 60606

and

~~Voya Investments Distributor~~Nuveen Securities, LLC

~~7337 E. Doubletree Ranch Road, Suite 100~~333 West Wacker Drive

~~Scottsdale, AZ 85258~~Chicago, Illinois 60606

Please send all communications, notices and orders regarding this Application to:

~~Huey P. Falgout, Jr.~~Mark L. Winget

~~Voya Investments, LLC~~Vice President and Secretary

~~7337 E. Doubletree Ranch Road, Suite 100~~333 West Wacker Drive

~~Scottsdale, AZ 85258~~Chicago, Illinois 60606

~~Huey.Falgout@voya.com~~mark.winget@nuveen.com

With copies to:

~~Elizabeth J. Reza~~Joel D. Corriero, Esq.

~~Ropes & Gray LLP~~Stradley Ronon Stevens & Young, LLP

~~Prudential Tower~~

~~800 Boylston Street~~2005 Market Street

Suite 2600

~~Boston, MA 02199-3600~~Philadelphia, Pennsylvania 19103

jcorriero@stradley.com

Page 1 of ~~91~~58 sequentially numbered pages (including exhibits)

I.		THE PROPOSAL	~~2~~3
II.		STATEMENT OF FACTS	3
	A.	~~Voya Senior~~Nuveen Enhanced Floating Rate Income Fund	3
	B.	~~Voya Investments~~Nuveen Fund Advisors, LLC	5
	C.	~~Voya Investments~~Nuveen Asset Management ~~Co.~~, LLC	~~6~~5
	D.	~~Voya Investments Distributor~~Nuveen Securities, LLC	~~6~~5
	E.	Other Requirements for a Rule 23c-3 Fund	6
III.		EXEMPTIONS REQUESTED	~~8~~7
IV.		COMMISSION AUTHORITY	~~9~~8
V.		DISCUSSION	~~9~~8
	A.	Background	~~9~~8
	B.	Monthly Repurchases	~~11~~10
VI.		APPLICANTS’ CONDITIONS	~~13~~12
VII.		CONCLUSION	~~14~~12

File No. ~~812-15314~~812-[             ]

I.    THE PROPOSAL

~~Voya Senior~~Nuveen Enhanced Floating Rate Income Fund (the “Fund”) is a ~~Delaware statutory trust organized on December 14, 2000 and is~~newly organized Massachusetts business trust registered under the Investment Company Act of 1940, as amended (the “Act”), as a diversified, closed-end management investment company that ~~operates~~will be operated as an interval fund. The Fund is advised by ~~Voya Investments~~Nuveen Fund Advisors, LLC (“~~Voya  Investments~~Nuveen Fund Advisors”) and sub-advised by ~~Voya Investment~~Nuveen Asset Management ~~Co.~~, LLC (“~~Voya IM~~Nuveen Asset Management” and together with ~~Voya Investments~~Nuveen Fund Advisors, the “Adviser”). ~~Voya Investments Distributor~~Nuveen Securities, LLC (the “Distributor”) is the principal underwriter and distributor of the Fund’s shares. The Fund, the Adviser and the Distributor are referred to herein as the “Applicants.”

The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) pursuant to Sections 6(c) and 23(c)(3) of the Act for an exemption from certain provisions of Rule 23c-3 under the Act to permit the Fund to make repurchase offers to its common shareholders every month and to provide notification to its common shareholders of an upcoming repurchase offer no less than seven and no more than fourteen calendar days in advance of the repurchase request deadline.

~~The Order sought by this application (the “Application”)  would supersede the order dated October 17, 2001, issued by the Commission to ING Pilgrim Investments, LLC and certain of its affiliates under Sections 6(c) and 23(c)(3) of the Act and Rule 23c-3 under the Act permitting the Fund to make repurchase offers to its common shareholders every month subject to certain conditions set forth in the order (the “Prior Order”),1with the result that no person will continue to rely on the Prior Order if the Order is granted.~~

Applicants request that the Order also apply to any registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser, or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity~~2~~,1 acts as an investment adviser, and which operates as an interval fund pursuant to Rule 23c-3 under the Act (each a “Future Fund” and, together with the Fund, the “Funds”). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this application (the “Application” ). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant. Unless otherwise provided relief, the Fund will comply with all other provisions of Rule 23c-3. Terms as used in this Application that are defined in Rule 23c-3 have the same meaning as they are given in Rule 23c-3.

II.  STATEMENT OF FACTS

A.	~~Voya Senior~~Nuveen Enhanced Floating Rate Income Fund

The Fund is a ~~Delaware statutory trust organized on December 14, 2000 and is~~newly organized Massachusetts business trust registered under the Act as a diversified, closed-end management investment company that ~~operates~~will be operated as an interval fund pursuant to Rule 23c-3 under the Act. The Fund’s principal investment objective is to ~~provide investors with~~seek a high level of ~~monthly  income~~current income and the secondary investment objective of the Fund is to seek capital appreciation. Common shares of the Fund are

~~1 In the Matter of ING Pilgrim Investments, LLC, et al., Rel. No. IC-25167 (Sep. 21, 2001) (notice), Rel. No. IC-25212 (order) (Oct. 17, 2001) (the “Prior Order”).~~

~~2~~ 1 A successor in interest is limited to an entity that results from reorganization into another jurisdiction or a change in the type of business organization.

offered on a continuous basis at net asset value per share plus the applicable sales load, if any, and are not offered or traded in the secondary market and are not listed on any exchange or quoted on any quotation medium.

The Fund ~~operates~~will be operated as an interval fund pursuant to Rule 23c-3 under the Act and ~~offers~~may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with the Fund’s periodic repurchase offers, exchange their shares of the Fund for shares of the same class of (i)  registered open-end investment companies or (ii)   other registered closed-end investment companies that comply with Rule 23c-3 under the Act and continuously offer their shares at net asset value, that are in the Fund’s group of investment companies (collectively, the “Other Funds”). Shares of any of the Funds operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the Act. Any exchange option will ~~continue  to~~ comply with Rule 11a-3 under the Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3 under the Act, the Fund will treat an early withdrawal charge as if it were a contingent deferred sales load (“CDSL”).~~3~~2

As further discussed below, the Fund seeks an Order to make offers to repurchase a portion of its common shares at one-month intervals, rather than the “periodic intervals” (three, six or twelve months) specified by Rule 23c-3, and to notify common shareholders seven to fourteen calendar days in advance of the repurchase request deadlines, rather than the “no less than twenty-one and no more than forty-two days before each repurchase request deadline” specified by Rule 23c-3. In connection with making monthly repurchases with modified notice provisions, the Fund will be subject to conditions (as described herein) such that the aggregate percentage of common shares subject to repurchase in any three-month period will not exceed 25% of the Fund’s outstanding common shares and payment for such common shares will occur at least five business days before notification of the next repurchase offer.

The Fund’s Board of Trustees has adopted a fundamental policy of making quarterly repurchase offers. To the extent the Fund receives the requested Order, the Fund’ s Board of Trustees may, in the future, determine to adopt a fundamental policy of making monthly repurchase offers ~~in reliance~~ . Prior to relying on the ~~Prior~~requested Order~~.  The~~, the Fund ~~obtained~~will obtain the approval of a majority of the Fund’s outstanding voting securities to adopt a fundamental policy to permit monthly repurchase offers ~~in connection with the  Prior~~. 3 If the Fund relies on the requested Order~~.4 The~~, the Fund will ~~continue  to~~  disclose in its prospectus and annual reports its fundamental policy to make monthly offers to repurchase a portion of its common shares at net asset value, less deduction of a repurchase fee, if any, as permitted by Rule 23c-3(b)(1), and the imposition of early withdrawal charges as permitted pursuant to the Multi-Class Order (as defined below). The Fund’s fundamental policies with respect to repurchase offers, including the periodic repurchase offer interval, ~~are~~will be changeable by majority vote of the holders of the Fund’s outstanding voting securities. Monthly repurchase offers shall be for an amount not less than 5% nor more than 25% of the common shares outstanding during any three month period in accordance with any exemptive relief granted by the Commission.~~5~~4 The Fund’s fundamental policies will also specify the means to determine the dates of the

~~3~~ 2 A CDSL, assessed by an open-end fund pursuant to Rule 6c-10 of the Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, the early withdrawal charge will likewise be a distribution-related charge payable to the Distributor as distinguished from a repurchase fee which is payable to a Fund to reimburse a Fund for costs incurred in liquidating securities in the Fund’s portfolio.

~~4~~ 3 In the case of a Future Fund that has not yet offered its shares to the public, the Future Fund will obtain the approval of its sole initial shareholder to adopt a fundamental policy to permit monthly repurchase offers. In the case of a Future Fund that seeks to adopt a fundamental policy of making monthly repurchase offers after selling shares to the public, the Future Fund will obtain the approval of a majority of the Fund’s outstanding voting securities to the adoption of such policy.

~~5~~4 Applicants agree that, as a condition to the relief requested in this Application, the repurchase offer amount for the then-current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then current monthly period, will not exceed 25% of its outstanding common shares, subject to any additional tendered common shares repurchased pursuant to Rule 23c-3(b)(5). The Fund may repurchase additional tendered common shares pursuant to Rule 23c-3(b)(5) only to the extent the percentage of additional common shares so repurchased does not exceed 2% in any three-month repurchase request deadlines and the maximum number of days between each repurchase request deadline and the repurchase pricing date as required by Rule 23c-3(b)(2)(i)(C) and (D) and in accordance with Rule 23c-3(a)(5).~~6~~5 The Fund’s repurchase pricing date normally will ~~continue to~~ be the same date as the repurchase request deadline and pricing will be determined after the close of business on that date.

The Fund ~~offers five  classes~~intends to offer one class of common shares~~: Class A  common  shares (“Class  A Shares”),  Class  C common  shares (“Class  C Shares”),~~ upon commencement of operations: Class I common shares (“Class I ~~Shares”),  Class  T common  shares (“Class  T Shares”)  and  Class W  common shares  (“Class  W~~ Shares”). The Fund ~~is relying~~intends in the future to rely on an exemptive order (“Multi-Class Order”) from the SEC that permits the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal fees.~~7~~6 From time to time the Fund may create additional classes of shares, the terms of which may differ from the Fund’s Class ~~A, Class  C,  Class~~ I~~,  Class T  and Class  W~~ Shares in the following respects: (i) the amount of fees permitted by a distribution and service plan as to such class; (ii) voting rights with respect to a distribution and service plan as to such class; (iii) different class designations; (iv) the impact of any class expenses directly attributable to a particular class of shares allocated on a class basis as described in the Multi-Class Order; (v) differences in any dividends and net asset values per share resulting from differences in fees under a distribution and service plan or in class expenses; (vi) any early withdrawal charge or other sales load structure; (vii) all shares will be offered to the public at net asset value plus any applicable sales charge; and (viii) any exchange or conversion features, in each case, as permitted under the Act.

B.	~~Voya Investments~~Nuveen Fund Advisors, LLC

~~Voya Investments~~Nuveen Fund Advisors is a limited liability company organized under the laws of the state of ~~Arizona. Voya  Investments~~Delaware. Nuveen Fund Advisors serves as investment adviser to the Fund. ~~Voya Investments~~Nuveen Fund Advisors is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

~~Voya Investments provides~~Nuveen Fund Advisors will provide services to the Fund pursuant to an investment management agreement between the Fund and ~~Voya Investments. Voya Investments has~~Nuveen Fund Advisors. Under the investment management agreement, subject to the supervision and direction of the Fund’s Board of Trustees, Nuveen Fund Advisors will have overall responsibility for the management of the Fund. ~~Voya Investments oversees~~Nuveen Fund Advisors will oversee all investment advisory and portfolio management services and assists in managing and supervising all aspects of the general day-to-day business activities and operations of the Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services.

C.	~~Voya Investments~~Nuveen Asset Management ~~Co.~~, LLC

period.

~~6~~5 A Future Fund that relies on the exemptive relief requested hereby will have fundamental investment policies in compliance with Rule 23c-3(b)(2)(i), as modified by the requested Order, which will include the date of repurchase request deadlines or the means of determining the repurchase request deadlines and the maximum number of days between each repurchase request deadline and the next repurchase pricing date (as required by Rule 23c-3(b)(2)(i)(C) and (D) and in accordance with Rule 23c-3(a)(5)). A Future Fund’s repurchase pricing date normally will be the same date as the repurchase request deadline and pricing will be determined after close of business on that date. A Future Fund will disclose in its prospectus and annual reports its fundamental policy to make monthly offers to repurchase a portion of its common shares at net asset value, less deduction of a repurchase fee, if any, as permitted by Rule 23c-3(b)(1). A Future Fund’s fundamental policies with respect to repurchase offers, including the periodic offer interval, will be changeable only by majority vote of the holders of such Future Fund’s outstanding voting securities. Under a Future Fund’s fundamental policy, the repurchase offer amount will be determined by such Future Fund’s Board of Trustees prior to each repurchase offer and will not be less than 5% of its outstanding common shares on the repurchase request deadline. Applicants agree that, as a condition to the relief requested in this application, the repurchase offer amount for the then current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then-current monthly period, will not exceed 25% of its outstanding common shares, subject to any additional tendered common shares repurchased pursuant to Rule 23c-3(b)(5). A Future Fund may repurchase additional tendered common shares pursuant to Rule 23c-3(b)(5) only to the extent the percentage of additional common shares so repurchased does not exceed 2% in any three-month period.

~~7~~ 6 In the Matter of ~~ING Pilgrim Investments, LLC~~Nuveen Floating Rate Fund, et al., Rel. No. IC~~-24881 (Feb. 28, 2001~~-24066 (October 8, 1999) (notice), Rel. No. IC~~-24916 (Mar.~~-24114 (October 27, ~~2001~~1999) (order).

~~Voya IM~~Nuveen Asset Management is a limited liability company organized under the laws of the state of Delaware. ~~Voya IM~~Nuveen Asset Management serves as sub-adviser to the Fund and is ~~an indirect,  wholly-owned~~a subsidiary of ~~Voya Financial, Inc. and is an affiliate of Voya Investments. Voya IM~~Nuveen Fund Advisors. Nuveen Asset Management is registered with the Commission as an investment adviser under the Advisers Act.

~~Voya IM provides~~Nuveen Asset Management will provide services to the Fund pursuant to a sub-advisory agreement between ~~Voya Investments~~Nuveen Fund Advisors and ~~Voya IM~~Nuveen Asset Management. Under the sub-advisory agreement, subject to the supervision and direction of the Fund’s Board of Trustees, ~~Voya IM manages~~Nuveen Asset Management will manage the Fund’s portfolio in accordance with the Fund’s investment objective and policies, ~~makes~~make investment decisions for the Fund, ~~places~~place orders to purchase and sell securities, and ~~employs~~employ professional portfolio managers and securities analysts who provide research services to the Fund.

D.	~~Voya Investments Distributor~~Nuveen Securities, LLC

The Distributor is a Delaware limited liability company and affiliate of the Adviser. The Distributor is a broker-dealer registered with the Commission and a member of FINRA.

The Distributor ~~acts~~will act as the distributor of Shares for the Fund on a best efforts basis, subject to various conditions, pursuant to the terms of the distribution agreement with the Fund. The Distributor is not obligated to sell any specific amount of Shares of the Fund.

Shares ~~are~~will also be offered through other brokers or dealers that will have entered into selling agreements with the Distributor. The Distributor may reallocate the full amount of the sales load to the brokers or dealers that offer shares of the Fund. The actual front- end sales load paid by investors may vary among and within selling agents.

E.	Other Requirements for a Rule 23c-3 Fund~~[8]~~

Rule 23c-3(b)(4) requires that common shareholders be provided with notification of each quarterly repurchase offer no less than twenty-one and no more than forty-two days before each repurchase request deadline. If the relief requested herein is obtained, however, the Fund, upon commencing monthly repurchase offers, will provide (and any Future Fund will provide) common shareholders with notification of each monthly repurchase offer no less than seven and no more than fourteen days before each repurchase request deadline. The Fund’s notification will include (and any Future Fund’s notification will include), all information required by Rule 23c-3(b)(4)(i). Applicants agree that, as a condition of the relief requested in this application, the Fund, upon commencing monthly repurchase offers, will make (and any Future Fund will make) payment for common shares repurchased in the previous month’s repurchase offer at least five business days before sending notification of the next repurchase offer. The Fund, upon commencing monthly repurchase offers, will file (and any Future Fund will file), copies of the notification with the Commission, together with Form N-23c-3, within three business days after sending the notification to common shareholders as required by Rule 23c-3(b)(4)(ii).

Pursuant to Rule 23c-3(b)(1), the Fund, upon commencing monthly repurchase offers, will repurchase (and any Future Fund will repurchase), common shares for cash at the net asset value determined on the repurchase pricing date and will pay the holders on or before the “repurchase payment deadline,”~~9~~7 which will be no later than seven calendar days after the “repurchase pricing date,” unless the offer is suspended or postponed as provided in Rule 23c-3(b)(3). ~~The~~Upon commencing monthly repurchase offers, the Fund intends to make payment by the fifth business day or seventh calendar day (whichever period is shorter) following the repurchase pricing date. The Fund and a Future Fund may deduct a repurchase fee in an

~~8 The Fund is currently in compliance with the requirements described in this section in reliance on the Prior Order.~~

~~9~~7 Rule 23c-3(a)(4).

amount not to exceed 2% from the repurchase proceeds payable to tendering common shareholders, in compliance with Rule 23c-3(b)(1), and then only to the extent such repurchase fee is reasonably intended to compensate the Fund (and any Future Fund) for expenses directly related to the repurchase. Such a fee would be in addition to the early withdrawal charges the Fund (or any Future Fund relying on the Multi-Class Order or similar relief) may charge pursuant to the Multi-Class Order or similar relief. The Fund, upon commencing monthly repurchase offers, will not condition (and any Future Fund will not condition), a repurchase offer upon tender of any minimum amount of common shares. The Fund, upon commencing monthly repurchase offers, will comply (and any Future Fund will comply), with the pro ration and other allocation requirements applicable if common shareholders tender more than the repurchase offer amount in accordance with Rule 23c-3(b)(5). The Fund, upon commencing monthly repurchase offers, will permit (and any Future Fund will permit), tenders to be withdrawn or modified at any time until the repurchase request deadline, but will not permit tenders to be withdrawn or modified thereafter in accordance with Rule 23c-3(b)(6). The Fund, upon commencing monthly repurchase offers, will compute (and any Future Fund will compute), the net asset value for its common shares in accordance with Rule 23c-3(b)(7). The Fund (and any Future Fund) will not suspend or postpone a repurchase offer except pursuant to the vote of a majority of its trustees, including a majority of its Disinterested Trustees (as defined below), and only under the limited circumstances specified by Rule 23c-3(b)(3)(i). At least a majority of the trustees of the Fund will be (and at least a majority of trustees of any Future Fund will be) persons who are not interested persons of the Fund (or a Future Fund, as applicable) within the meaning of Section 2(a)(19) of the Act (“Disinterested Trustees”), and the selection or nomination of those trustees is, in the case of the Fund, or will be, in the case of any Future Fund, committed to the discretion of the Disinterested Trustees in accordance with Rule 23c-3(b)(8)(i). The Fund (and any Future Fund) will comply with Rule 23c-3(b)(8)’s requirements with respect to its Disinterested Trustees and their legal counsel. Any senior security issued by the Fund (and any Future Fund) or other indebtedness of the Fund (and any Future Fund) will either mature by the next repurchase pricing date or provide for the Fund’s (or Future Fund’s, as applicable) ability to call, repay of redeem such senior security or other indebtedness by the repurchase pricing date, either in ‘whole or in part without penalty or premium, as necessary to permit the Fund (or Future Fund, as applicable) to complete the repurchase offer in such amounts, as the trustees have determined, in compliance with the asset coverage requirements of Section 18 of the Act and in accordance with Rule 23c-3(b)(9).

In accordance with Rule 23c-3(b)(10), from the time the Fund (or any Future Fund) sends its notification to common shareholders of the repurchase offer, which shall be sent in compliance with the requirements of Rule 23c-3(b)(4) as modified by the requested Order, until the repurchase pricing date, a percentage of such fund’s assets equal to at least 100% of the repurchase offer amount will consist of: (1) assets that can be sold or disposed of in the ordinary course of business at approximately the price at which such fund has valued such investment, within a period equal to the period between the repurchase request deadline and the repurchase payment deadline, or (2) assets that mature by the next repurchase payment deadline; and in the event the Fund’s (or any Future Fund’s) assets fail to comply with this requirement, the Board of Trustees of such fund will cause such fund to take such action as it deems appropriate to ensure compliance. The Fund’s Board of Trustees will adopt (and any Future Fund’s Board of Trustees will adopt) written procedures reasonably designed, taking into account current market conditions and such fund’s investment objectives, to ensure that such fund’s portfolio assets are sufficiently liquid so that the Fund (and any Future Fund, as applicable) can comply with its fundamental policy on repurchases and with the liquidity requirements described above. The Fund’s Board of Trustees (and any Future Fund’s Board of Trustees) will review the overall composition of the portfolio and make and approve such changes to the procedures as it deems necessary. Applicants believe the Fund’s portfolio can be (and any Future Fund’s portfolio will be) managed to provide ample liquidity for its proposed monthly repurchase offers in accordance with the requirements of Rule 23c-3(b)(10).

The Fund and the Distributor will (and any Future Fund and any respective underwriter for such fund will) comply as if the Fund (and any Future Fund, as applicable) was an open-end investment company, with the provisions of Section 24(b) of the Act and the rules thereunder with respect to any advertisement, pamphlet, circular, form letter, or other sales literature addressed to, of intended for distribution to, prospective investors in accordance with Rule 23c-3(b)(11).

III.    EXEMPTIONS REQUESTED

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase any securities of any class of which it is the issuer except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased. Repurchase offers made pursuant to the exception which permits closed-end funds to make repurchases pursuant to tender offers are considered issuer tender offers and thus, absent further relief, must comply with the requirements of the tender offer rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including Rules 13e-4 and 14e-1.

The Commission also may exempt closed-end issuer repurchases from the prohibitions in Section 23(c) pursuant to Section 23(c)(3). Rule 23c-3 provides such an exemption as it permits a registered closed-end investment company to make repurchase offers for its common stock at net asset value at periodic intervals pursuant to a fundamental policy of the investment company. “Periodic interval” is defined in Rule 23c-3(a)(1) as an interval of three, six or twelve months. Rule 23c-3(b)(4) requires that notification of each repurchase offer be sent to common shareholders no less than 21 calendar days and no more than 42 calendar days before the repurchase request deadline. Rule 23c-3(a)(3) provides that a repurchase offer amount may be between 5% and 25% of the common stock outstanding on the repurchase request deadline. At the time the Commission adopted Rule 23c-3, corresponding amendments to Rules 10b-6~~10~~8 and 13e-4 of the Exchange Act and Regulation 14E of the Exchange Act were also adopted, exempting repurchase offers pursuant to Rule 23c-3 from most of the provisions of those rules.~~11~~9

Applicants request an order pursuant to Sections 6(c) and 23(c) of the Act exempting them from the definition of “periodic interval” under Rule 23c-3(a)(1) that would permit the Fund (and any Future Fund) to rely on the relief provided by Rule 23c-3 while making repurchase offers on a monthly basis. Applicants also request an exemption from the notice provisions of Rule 23c-3(b)(4) to permit the Fund (and any Future Fund) to send notification of an upcoming repurchase offer to common shareholders at least seven but no more than fourteen calendar days in advance of the repurchase request deadline.~~12~~10

IV. COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

~~10~~8 Rule 102(b)(2) of Regulation M continues this exception.

~~11~~ 9 Subsequently, the Commission also added paragraph (a)(1)(xi) to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), in order to permit closed-end funds relying on Rule 23c-3 to make continuous or delayed offerings.

~~12~~ 10 Based on the requested relief the Fund (or any Future Fund) will be able to rely on the exemptions provided under Exchange Act and Securities Act rules for repurchase offers made in accordance with Rule 23c-3.

Section 23(c)(3) of the Act provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

V.    DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management (the “Division”) recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.~~13~~11 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity a fund’s shareholders will have, and thus the liquidity required of a fund’s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this dual system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the Division determined that, given the changes in the securities market since 1940—in particular the emergence of semi-liquid investment opportunities—it was appropriate to re-examine the classification system and its regulatory requirements.~~14~~12

The one exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.~~15~~13 The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.~~16~~14 The Division thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.~~17~~15 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.~~18~~16

~~13~~11 SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation (May 1992) at 421.

~~14~~12 Id. at 424.

~~15~~13 Id. at 439-40.

~~16~~14 Id. at 424.

~~17~~15 Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).

~~18~~ 16 Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.~~19~~17 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Precedent exists for the granting of exemptive relief to permit funds other than “prime rate” interval funds to engage in repurchases on a monthly basis.~~20~~18

B.	Monthly Repurchases

Applicants request an order pursuant to Sections 6(c) and 23(c) of the Act exempting them from Rule 23c-3(a)(1) solely to the extent necessary to permit the Fund (and any Future Fund) to make monthly repurchase offers. Applicants also request an exemption from the notice provisions of Rule 23c-3(b)(4) solely to the extent necessary to permit the Fund (and any Future Fund) to send notification of an upcoming repurchase offer to shareholders at least seven days but not more than fourteen days in advance of the repurchase request deadline. In Applicants’ view, this modification would enhance, rather than diminish, the investor benefits provided by Rule 23c-3 and is consistent with the public interest and investor protection. As long as the Fund (and any Future Fund), as supervised by its Board of Trustees, can make monthly repurchase offers pursuant to the modified notification requirements requested herein and otherwise comply with the remainder of Rule 23c-3, including its requirements with respect to liquidity—and Applicants believe the Fund (and any Future Fund) will be able to do so—there is no public interest nor investor protection concern that justifies prohibiting monthly repurchase offers.

In the rulemaking proceeding in which Rule 23c-3 was adopted, certain commenters requested that a provision for monthly repurchases be incorporated in the final Rule. At the time of adoption, the Commission declined to do so. The Commission was concerned that shorter repurchase intervals would not be compatible with the notification requirement in paragraph (b)(4) of the Rule because a fund would need to send out a notification for a repurchase offer before it had completed the previous offer.~~21~~19 Applicants believe that this concern should not deter the Commission from granting the relief requested in this case. First, it is understandable that, in its initial efforts to “chart new territory,” the Commission was reluctant to provide too many options. Regulatory prudence might well have dictated adopting a more limited rule and considering more flexible proposals on a case-by-case basis. Second, it is significant that the reason given is one of logistics rather than substance. In fact, as discussed below, the logistical concern mentioned would not pertain to Applicants’ proposal.

Rule 23c-3(b)(4) requires that notification of each repurchase offer be sent to common shareholders no less than 21 days and no more than 42 days before the repurchase request deadline. In order to prevent any overlap between payment for a repurchase and notification of the next month’s repurchase offer or resulting investor confusion, Applicants request an exemption from the notice provisions of Rule 23c-3(b)(4) to the extent

~~19~~17 Protecting Investors at 439-40; Proposing Release at 27.

~~20~~ 18 In the Matter of Arca U.S. Treasury Fund and Arca Capital Management, LLC, Rel. No. IC-34935 (June 2, 2023) (notice) and Rel. No. IC-34952 (June 28, 2023) (order) (“Arca”). In the Matter of Voya Senior Income Fund, et al., Rel. No. IC-34609 (June 3, 2022) (notice) and Rel. No. IC-34640 (June 29, 2022) (order) (“Voya”); In the Matter of Lord Abbett Floating Rate High Income Fund, et al., Rel. No. IC-34308 (June 22, 2021) (notice)~~,~~ and Rel. No. IC-34336 (July 19, 2021) (order) (“Lord Abbett”). In the Matter of ~~Arca U.S. Treasury~~Aspiriant Defensive Allocation Fund, et. al., Rel. No. IC~~-34026 (Sep. 24~~-33924 (July 10, 2020) (notice)~~,~~ and Rel. No. IC~~-34055 (Oct. 20~~-33961 (July 31, 2020) (order) (“~~Arca~~Aspiriant”). In the Matter of Weiss Strategic Interval Fund, et al., Rel. No. IC-33101 (May 21, 2018) (notice), Rel. No. IC-33124 (June 18, 2018) (order) (“Weiss”). In the Matter of Blackstone / GSO Floating Rate Enhanced Income Fund, et al., Rel. No. IC-32866 (Oct. 23, 2017) (notice), Rel. No. IC-32902 (Nov. 20, 2017) (order) (“Blackstone”). In the Matter of Van Kampen Asset Management, et al., Rel. No. IC-27317 (May 12, 2006) (notice), Rel. No. IC-27390 (June 7, 2006) (order) (“Van Kampen”). In the Matter of CypressTree Asset Management Corporation Inc., et al., Rel. No. IC-23020 (Feb. 4, 1998) (notice), Rel. No. IC-23055 (Mar. 3, 1998) (order) (“CypressTree”). ~~Prior Order supra at note 1~~In the Matter of ING Pilgrim Investments. LLC, et al., Rel. No. IC-25167 (Sep. 21, 2001) (notice), Rel. No. IC-25212 (Oct. 17, 2001) (order) (“Pilgrim Investments”).

~~21~~19 See Adopting Release at 28-29.

necessary to permit the Fund (and any Future Fund) to send notification of an upcoming repurchase offer to common shareholders at least seven calendar days, but not more than fourteen calendar days, in advance of the repurchase request deadline. Because the Fund ~~prices~~, upon commencing monthly repurchase offers, intends (and any Future Fund ~~will~~intends) to price~~)~~ on the repurchase request deadline, and pay by the fifth business day or seventh calendar day (whichever period is shorter) following the repurchase pricing date (and, in any event, no later than seven calendar days after the repurchase pricing date), this proposed timing ~~ensures~~will ensure that common shareholders have received payment in full for any repurchases before receiving notification of the next repurchase offer. The entire repurchase procedure ~~is~~will be completed before the next notification is sent out, thus avoiding any overlap. Applicants believe that these procedures will eliminate any possibility of investor confusion from monthly repurchases.

The Fund’s prospectus will ~~continue to~~ provide (and any Future Fund’s prospectus will provide) a clear explanation of the repurchase program. Moreover, shareholders in the Fund and any Future Fund that seeks shareholder approval to adopt or change a fundamental policy to permit monthly repurchase offers will receive full disclosure in the proxy materials sent to obtain the requisite shareholder approval. Applicants ~~believe~~expect that, before long, the monthly repurchase opportunity ~~has~~will become as routine in the shareholder’s mind as daily redemptions, and that the significance of the notification ~~has  diminished~~will diminish. Thus, any remote possibility of investor confusion due to the proximity in time of the repurchase payment deadline to the sending of the next notification ~~is~~will be adequately dealt with by disclosure.

Finally, upon commencing monthly repurchase offers, the Fund’s ~~procedures provide~~ (and any Future Fund’s) procedures will provide~~)~~ that the Fund’s Board of Trustees ~~are~~ (and any Future Fund’s Board of Trustees) will be~~)~~ informed of the number of repurchase requests made in the previous repurchase offer—which repurchases will have been completed—at the time such fund’s Board of Trustees determines the repurchase offer amount for the current month. This ~~enables~~will enable the Fund’s Board of Trustees (and any Future Fund’s Board of Trustees) to take that information, as well as relevant liquidity reports from the portfolio manager, into account in setting the repurchase offer amount.

Applicants believe that monthly rather than quarterly repurchases offer many benefits and therefore would be in the public interest and in the common shareholders’ interests and be consistent with the policies underlying Rule 23c-3. Rule 23c-3 currently permits periodic repurchase offers no more frequently than once every three months, but monthly repurchases would provide significant benefits to common shareholders because their investments will be more liquid than an investment in a fund conducting only quarterly repurchase offers. Investors also will be better able to manage their investments and plan transactions because they will know that, if they decide to forego a repurchase offer, they only need to wait one (rather than three) months for the next offer. Applicants believe the requested relief allowing monthly repurchases provides the public marketplace and the Fund (and any Future Fund) common shareholders with more investment options. Finally, consistent with Section 23(c)(3), monthly repurchase offers will be made available to all common shareholders and thus, will not unfairly discriminate against any holders of the common shares to be purchased.

For all of these reasons, Applicants believe that the requested relief is “appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the Act. Because the Fund will ~~continue to~~ describe (and any Future Fund will describe) its repurchase policy fully in its prospectus and annual report, shareholders and potential investors will have available all information about the Fund (and any Future Fund) and its differences from a traditional open-end fund and traditional closed-end fund. Finally, because the requested Order will increase the investment alternatives available to investors, the requested Order is appropriate in the public interest. Because the monthly repurchase offers will ~~continue to~~ be made available to all common shareholders and otherwise comply with the requirements of Rule 23c-3 (except as it relates to the imposition of early withdrawal fees), the repurchase offers ~~are~~will not be made in a manner or on a basis which unfairly discriminates against holders of the common shares to be purchased.

Applicants believe that there is precedent for the requested relief and that monthly repurchases are consistent with the policies underlying Rule 23c-3. The Commission has granted exemptive relief under Rule 23c-3 to permit other interval funds to make monthly repurchase offers under modified notice procedures.~~22~~20 Under the Weiss and Blackstone orders, closed-end funds operating as interval funds sought to make monthly repurchase offers of not less than 5% of their outstanding common shares but not more than 25% in any three month period pursuant to modified notice procedures under Rule 23c-3. Under the Van Kampen order, a closed-end fund investing in senior secured floating rate loans sought to make monthly repurchase offers of not less than 5% of its outstanding common shares but not more than 25% in the trailing three month period pursuant to modified notice procedures under Rule 23c-3, and was granted relief that was similar to that which the Applicants seek here. Under the ~~Prior Order ,~~Pilgrim Investments order, a closed-end fund investing in senior secured floating rate loans sought to make monthly repurchase offers of not less than 5% of its outstanding common shares but not more than 25% in the aggregate in any one quarter pursuant to modified notice procedures under Rule 23c-3, and was granted relief that was similar to that which the Applicants seek here. Under the CypressTree order, another closed-end fund investing in senior secured floating rate loans sought to make monthly repurchase offers of not more than 10% of its outstanding common shares. Applicants submit that the requested relief is appropriate under the applicable statutory standards.

VI. APPLICANTS’ CONDITIONS

Applicants agree that any order granting the requested relief will be subject to the following conditions:

a.

The Fund (and any Future Fund relying on this relief) will make a repurchase offer pursuant to Rule 23c-3(b) for a repurchase offer amount of not less than 5% in any one-month period. In addition, the repurchase offer amount for the then current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then current monthly period, will not exceed 25% of the Fund’s (or Future Fund’s, as applicable) outstanding common shares. The Fund (and any Future Fund relying on this relief) may repurchase additional tendered common shares pursuant to Rule 23c-3(b)(5) only to the extent the percentage of additional common shares so repurchased does not exceed 2% in any three-month period.

b.

Payment for repurchased common shares will occur at least five business days before notification of the next repurchase offer is sent to common shareholders of the Fund (or any Future Fund relying on this relief).

VII.    CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary or appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and thus meet the standards of Section 6(c). Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that any purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class of securities to be purchased. Finally, Applicants submit that the relief requested is consistent with that previously provided by the Commission in the Weiss, Blackstone, Van Kampen, ~~Prior  Order~~Pilgrim Investments and CypressTree orders.

Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for

~~22~~20 See Weiss supra at note ~~20~~18, See Blackstone supra at note ~~20~~18, See Van Kampen supra at note ~~20~~18, See Pilgrim Investments supra at note ~~1~~18. See also CypressTree, supra at note ~~20~~18.

execution and filing of this Application have been complied with in accordance with the operating agreements of the Applicants, as applicable, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. The resolutions of the Fund’s Board of Trustees are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act, and the verifications required by Rule 0-2(d) under the Act, are attached as Exhibits B to this Application, respectively. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the Act are attached as Exhibits C and D. Pursuant to Rule 0-2(f) under the Act, the Applicant’s address is ~~7337 E. Doubletree Ranch Road, Suite 100, Scottsdale, AZ 85258~~333 West Wacker Drive, Chicago, Illinois 60606 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

[Signature page follows.]

SIGNATURES

~~VOYA SENIOR~~NUVEEN ENHANCED FLOATING RATE INCOME FUND

By: /s/ ~~Paul A. Caldarelli~~Mark L. Winget
Name: ~~Paul A. Caldarelli~~Mark L. Winget
Title: ~~Assistant~~Vice President and Secretary
Dated: ~~May 25~~December 6, ~~2022~~2023

~~VOYA INVESTMENTS~~NUVEEN FUND ADVISORS, LLC

By: /s/ ~~Todd Modic~~Mark L. Winget
Name: ~~Todd Modic~~Mark L. Winget
Title: ~~Senior~~ Vice President and Assistant Secretary
Dated: ~~May 25~~December 6, ~~2022~~2023

~~VOYA INVESTMENT~~NUVEEN ASSET MANAGEMENT ~~CO.~~, LLC

By: /s/ ~~Marie E. Picard~~Mark L. Winget
Name: ~~Marie E. Picard~~Mark L. Winget
Title: ~~Senior~~ Vice President, Associate General Counsel and Assistant Secretary
Dated: ~~May 25~~December 6, ~~2022~~2023

~~VOYA INVESTMENTS DISTRIBUTOR~~ NUVEEN SECURITIES, LLC

By: /s/ ~~Andrew K. Schlueter~~Lucas A. Satre
Name: ~~Andrew K. Schlueter~~ Lucas A. Satre
Title: ~~Vice President~~Managing Director, Secretary and General Counsel
Dated: ~~May 25~~December 6, ~~2022~~2023

EXHIBIT A

Resolutions of the Board of Trustees of ~~Voya Senior Income Fund~~

Nuveen Enhanced Floating Rate Income Fund

RESOLVED, that the appropriate officers of ~~Voya Senior Income~~the Fund ~~(the “Fund”)~~ be and they hereby are, and each of them acting individually hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission (the “SEC”) on behalf of the Fund an application for an exemptive order pursuant to Sections 6(c) and 23(c)(3) under the ~~Investment Company Act of 1940, as amended (the “~~1940 Act~~”)~~ to allow the Fund to conduct monthly repurchase offers, such application to be in form and substance satisfactory to counsel for the Fund, ~~and subject to review by counsel to the Trustees who are not “interested persons” as defined in the 1940 Act,~~ the execution and filing of any such application, or amendment to such application, to be conclusive evidence of its authorization hereby; and further

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to prepare execute and file with the SEC any amendments to such exemptive application requested by the SEC or as they believe necessary or appropriate; and further

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to take all such further action and to execute and deliver all such further instruments and documents, in the name of and on behalf of the Fund, on the advice and assistance of ~~Fund~~ counsel, and to pay all such expenses as shall be necessary, proper, or advisable, in order to fully carry out the intent, and accomplish the purposes of, the foregoing; and further

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized and directed, for and on the Fund’s behalf, to take or cause to be taken, any and all action, to execute and deliver any and all certificates, instructions, requests, or other instruments, and to do any and all things that in their judgment, on the advice and assistance of ~~Fund~~ counsel, as may be necessary or advisable to effect each of the resolutions adopted to carry out the purposes and intent thereof, and as may be necessary or advisable for the conduct of the Fund’s business.

EXHIBIT B

VERIFICATION OF ~~VOYA  SENIOR~~

NUVEEN ENHANCED FLOATING RATE INCOME FUND

The undersigned states that he has duly executed the attached Application dated ~~May 25~~December 6, ~~2022~~2023, for and on behalf of ~~Voya Senior~~Nuveen Enhanced Floating Rate Income Fund in his capacity as ~~Assistant~~Vice President and Secretary of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~VOYA  SENIOR~~NUVEEN ENHANCED FLOATING RATE INCOME FUND

By: /s/ ~~Paul A. Caldarelli~~Mark L. Winget

Name: ~~Paul A. Caldarelli~~ Mark L. Winget

Title: ~~Assistant~~Vice President and Secretary

Dated: ~~May 25~~December 6, ~~2022~~2023

VERIFICATION OF ~~VOYA  INVESTMENTS~~

NUVEEN FUND ADVISORS, LLC

The undersigned states that he has duly executed the attached Application dated ~~May 25~~December 6, ~~2022~~2023, for and on behalf of ~~Voya Investments~~Nuveen Fund Advisors, LLC in his capacity as ~~Senior~~ Vice President and Assistant Secretary of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~VOYA INVESTMENTS~~NUVEEN FUND ADVISORS, LLC

By: /s/ ~~Todd Modic~~Mark L. Winget
Name: ~~Todd Modic~~Mark L. Winget
Title: ~~Senior~~ Vice President and Assistant Secretary
Dated: ~~May 25~~December 6, ~~2022~~2023

VERIFICATION OF

~~VOYA  INVESTMENT~~NUVEEN ASSET MANAGEMENT ~~CO.~~, LLC

The undersigned states that ~~she~~he has duly executed the attached Application dated ~~May 25~~December 6, ~~2022~~2023, for and on behalf of ~~Voya Investment~~Nuveen Asset Management ~~Co.~~, LLC in ~~her~~his capacity as ~~Senior~~ Vice President, Associate General Counsel and Assistant Secretary of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that ~~she~~he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of ~~her~~his knowledge, information and belief.

~~VOYA INVESTMENT~~NUVEEN ASSET MANAGEMENT ~~CO.~~, LLC

By: /s/ ~~Marie E. Picard~~Mark L. Winget
Name: ~~Marie E. Picard~~Mark L. Winget
Title: ~~Senior~~ Vice President, Associate General Counsel and Assistant Secretary
Dated: ~~May 25~~December 6, ~~2022~~2023

VERIFICATION OF

~~VOYA  INVESTMENTS DISTRIBUTOR~~NUVEEN SECURITIES, LLC

The undersigned states that he has duly executed the attached Application dated ~~May 25~~December 6, ~~2022~~2023, for and on behalf of ~~Voya Investments Distributor~~Nuveen Securities, LLC in his capacity as ~~Vice President of Voya Investment Distributor, LLC~~Managing Director, Secretary and General Counsel of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~VOYA INVESTMENTS DISTRIBUTOR~~NUVEEN SECURITIES, LLC

By: /s/ ~~Andrew K. Schlueter~~Lucas A. Satre
Name: ~~Andrew K. Schlueter~~Lucas A. Satre
Title: ~~Vice President~~Managing Director, Secretary and General Counsel
Dated: ~~May 25~~December 6, ~~2022~~2023